
13001458


fred's
Super Dollar
PHARMACY


Getwell
Getwell

Company Profile

Founded in 1947, Fred's operates 712 discount general merchandise stores, including 21 franchised Fred's stores, mainly in the southeastern states. Fred's stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary Fred's label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.

Number of Company-owned and Franchised Stores by State

(As of February 2, 2013)


6
1
7
16
98
20
1
71
50
138
98
121
16
60
9

Financial Highlights

($ in thousands, except per share amounts)	53 Weeks Ended **February 2, 2013**	52 Weeks Ended January 28, 2012
Operating Data		
Net sales	**$ 1,955,275**	$ 1,879,059
Operating income	**39,078**	51,155
Net income	**29,629**	33,428
Net income per share - diluted	**0.81**	0.87
Weighted average shares outstanding - diluted	**36,711**	38,268
Cash dividends declared per share		
Regular	**0.24**	0.20
Special	**0.19**	–
Total	**0.43**	0.20
Balance Sheet Data		
Working capital	**$ 258,418**	$ 259,008
Total assets	**647,153**	631,982
Long-term debt (including capital leases)	**12,241**	6,640
Shareholders' equity	**431,272**	423,612
Long-term debt to equity	**2.8%**	1.6%


NET SALES
(in millions)
$1,955
$1,879
$1,842
$1,788
$1,799
12 11 10 09 08
COMPARABLE STORE SALES
1.1%
0.5%
2.2%
0.4%
1.8%
12 11 10 09 08
NET INCOME PER SHARE-DILUTED
$0.81
$0.87
$0.75
$0.59
$0.42
12 11 10 09 08
NUMBER OF COMPANY-OWNED STORES
(end of period)
691
346
679
325
653
313
645
307
639
284
Stores
Pharmacies
12 11 10 09 08
SALES PER SQUARE FOOT
203
199
198
192
184
12 11 10 09 08
SELLING SPACE (SQUARE FOOTAGE)
(in thousands)
9,624
9,590
9,350
9,360
9,323
12 11 10 09 08

Letter to Shareholders

As we began 2012, we considered our plan for the year to be solid and our roadmap to be an effective guide in achieving growth and improved profits. However, beginning in the second quarter of 2012, the economy began to stall and consumer sentiment slipped. This was evident in the generally weak conditions that persisted throughout the Southeast, pressuring discretionary spending and shifting our sales mix toward consumables. Against this backdrop, we did not experience the typical sales and traffic increases needed to improve profitability.

The fourth quarter of 2012 brought to a close this challenging year, and our team was disappointed with the Company's overall performance. While earnings did not reach our expectations, we did remain on track to meet many of the financial objectives of our strategic plan, and we made solid headway in several areas that remain key to our future growth, success and value creation.

Because we consider the challenges faced in 2012 to be short-term issues, we remain enthusiastic about the potential for Fred's to increase sales and traffic and reignite earnings momentum – all key steps on our journey toward a goal of reaching a 4% operating margin. For 2013, we have planned a bold program – already underway – to reconfigure our business and address recent shifts in our sales mix, improve the overall productivity and profitability of our merchandise plans, and reduce expenses to enhance the performance of our stores. It is an ambitious project, one that will span up to three years, but we are convinced it is the right way forward for Fred's. As a result, we believe that 2013 will show meaningful improvement in many areas of our business. Before we take that up, let me briefly review the Company's financial performance during 2012.

Financial Overview

Fred's net income for fiscal year 2012 totaled $29.6 million or $0.81 per diluted share compared with $33.4 million or $0.87 per diluted share in the prior year. Net income for 2012 included approximately $4.2 million or $0.12 per diluted share related to a state income tax settlement, as well as adjusting other tax-related assumptions and estimates. Despite the challenges of 2012, we believe the operating costs incurred related to our store and pharmacy growth positions us well to succeed in 2013 and beyond.

Again this past year, our gross margin increased, rising to 29.0% compared with 28.7% in the prior-year period. However, selling, general and administrative expenses for fiscal 2012 deleveraged to 27.0% from 26.0% of sales in fiscal 2011. As a result, our operating margin for 2012 declined to 2.0% from 2.7% for 2011.

Fred's remained in a solid financial position as 2012 ended, with continued balance sheet strength and cash flow. Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) totaled $78.6 million, the second largest total in company history. Because of our continued balance sheet strength and our ongoing optimism about Fred's future growth prospects, the Board of Directors again increased the Company's cash dividend rate 20% in 2012, raising the annual payout to $0.24 per share. In addition, Fred's paid a special, one-time dividend of $0.19 per share in 2012, reflecting the strength of our cash flow, the capital needs associated with our ongoing expansion plans, and the ample resources we have to execute our strategic plan. Additionally, the Company repurchased approximately 650,000 common shares in 2012. In total, Fred's returned $25.0 million to shareholders in dividends and share repurchases.

Reconfiguration Plan

The purpose of our reconfiguration plan is to regain the momentum we had in the three years prior to 2012. As we have examined our business, we have found that it comprises two distinct focal points, one being the pharmacy department, which has continued to perform well, and the other being our general merchandise departments, which overall have seen challenging results. The reconfiguration plan, in short, will seek to elevate our general merchandise performance by shifting our general merchandise business to a healthier balance of higher gross margin, discretionary departments and consumables, while accelerating our pharmacy and healthcare services growth. Through these efforts, we believe we can improve overall store productivity and space efficiency and enhance product selection in stores with pharmacies.

Pharmacy

Today we know that our stores with a pharmacy department consistently exceed 4% operating profit on a fully loaded financial basis. Over the next three years, we will continue to transition Fred's pharmacy from being primarily a dispenser of product to that of a provider of healthcare services, while we also increase the penetration of pharmacies in our store base to 65% to 70% from the current 50% today.

We will do this by adding pharmacies to existing stores that today do not have a pharmacy. Also, all of our new stores will open with a pharmacy – in 2013, we expect to open 25 to 30 new pharmacies – and we will continue to pursue opportunistic pharmacy acquisitions that will operate as our Xpress Pharmacy unit.

With an established growth strategy for Fred's markets, along with a continued aging population and the healthcare reform changes being implemented in January 2014, we believe there will be exciting opportunities for pharmacy growth in the coming years. Accordingly, we have begun to roll out one of the most important initiatives in the history of our pharmacy department, the Fred's specialty pharmacy program. Specialty pharmacy is the fastest-growing segment of the pharmacy industry. The $80 billion plus specialty pharmacy market is expected to grow at a rate exceeding 15% per year during the next three-to-five years, with over 50% of new drug approvals by 2015 coming from the specialty category.

This past year marked a record for our pharmacies. We dispensed approximately 17 million prescriptions, representing a 9% increase in total prescriptions filled and a 3.7% increase in comparable prescriptions, adjusted for the 53rd week of 2012. We intend to leverage the momentum generated from this past record year to continue to advance our clinical services offerings, move forward the implementation of our specialty pharmacy program, and achieve our pharmacy growth objectives. We are very confident that Fred's will be well-positioned to meet the expanding needs of our patients as the healthcare delivery system in the United States continues to change.

General Merchandise

It is important to point out that our continued efforts to expand our pharmacy footprint will be in lockstep with the reconfiguration strategies of our merchandising team. The reconfiguration in general merchandise will begin with the reallocation of 3% to 5% of our linear space to automotive and hardware and seasonal merchandise. Overall, our reconfiguration plan will include tailoring our general merchandise product mix and space toward higher-margin discretionary departments.

We tested the reconfiguration plan last year by reallocating space in 78 stores to expand our automotive and hardware department. We were very pleased with the results of this test, as these stores produced a 30%-to-40% increase in comparable store sales in the expanded department and, on average, each of the test stores performed 150-to-200 basis points above the balance of our chain in terms of overall comparable store sales. It is noteworthy that the reconfiguration also had a positive impact on our Core 5 departments in these stores, as comparable sales in those departments ran approximately 300 basis points above the remainder of our chain. As we roll out reconfiguration, we expect to have approximately one-half of our stores reset with the new automotive and hardware format by the end of 2013.

Another element in our reconfiguration plan will be to adjust our product mix and space to leverage the customers' expectations of a full-service pharmacy in the 346 stores where we currently have a pharmacy. Examples of space that would be tailored to appeal to the pharmacy customer would include an expansion of health and beauty aids, cosmetics, eye care, vitamins and pain relief and durable medical equipment, just to name a few examples.

Importantly, the reconfiguration plan will be supported by an aggressive marketing campaign that will focus around our expanded discretionary businesses. Marketing will increase our in-store messaging to draw attention to discretionary categories and direct-mail campaigns to highlight expanded categories. We also will add seven midmonth advertising circulars compared with previous years, creating an additional 45 million advertising impressions in 2013.

Finally, the reconfiguration plan will be tied closely to other operational initiatives to lift our operating margin in the future. Recognizing that our mix has shifted more toward direct store delivery and consumable products over the last couple of years, we believe there is an opportunity to better manage store expenses during the coming year to address those changes.

Conclusion

While 2012 was not all we had hoped for from an earnings standpoint, we made solid progress in areas that will be keys to our future success. The Fred's team is well-positioned to capitalize on this progress and to regain the momentum of the years prior to 2012. With our new reconfiguration plan, I expect Fred's to maintain its solid competitive differentiation, combining what we believe are the best attributes of pharmacy and discount retail chains. The initiatives now being implemented will enable Fred's to deliver solid earnings growth in 2013 and drive strong performance well into the future.

I thank all of our more than 10,000 outstanding team members for their continued hard work and dedication on fulfilling our vision of "A Smile on Every Customer's Face." I am also grateful to all our customers who support our company every day.

Thank you for your ongoing interest in our company and your continued support of our efforts to improve Fred's overall performance.



Bruce A. Efird
Chief Executive Officer

Selected Financial Data

Our selected financial data set forth below should be read in connection with Management's Discussion and Analysis of Financial Condition and Results of Operations, Consolidated Financial Statements and Notes, and the Cautionary Statement Regarding Forward-Looking Information and Risk Factors disclosures in Item 1A of our Annual Report on Form 10-K for 2012.

(Dollars in thousands, except per share amounts and store data)	**2012[1]**	2011	2010	2009	2008[4]
Statement of Income Data:					
Net sales	**$ 1,955,275**	$ 1,879,059	$ 1,841,755	$ 1,788,136	$ 1,798,840
Operating income	**39,078**	51,155	46,718	38,494	26,318
Income before income taxes	**38,529**	50,758	46,528	38,201	25,910
Provision for income taxes	**8,900**	17,330	16,941	14,586	9,268
Net income	**29,629**	33,428	29,587	23,615	16,642
Net income per share:					
Basic	**$ 0.81**	$ 0.88	$ 0.76	$ 0.59	$ 0.42
Diluted	**0.81**	0.87	0.75	0.59	0.42
Cash dividends declared per share[2]	**0.43**	0.20	0.16	0.11	0.08
Selected Operating Data (unaudited):					
Operating income as a percentage of sales	**2.0%**	2.7%	2.5%	2.2%	1.5%
Increase (decrease) in comparable store sales[3]	**(1.4)%**	0.5%	2.2%	0.4%	1.8%
Company owned stores open at end of period	**691**	679	653	645	639
Balance Sheet Data (at period end):					
Total assets	**$ 647,153**	$ 631,982	$ 595,528	$ 571,441	$ 544,775
Short-term debt (including capital leases)	**1,263**	658	201	718	243
Long-term debt (including capital leases)	**12,241**	6,640	3,969	4,179	4,866
Shareholders' equity	**431,272**	423,612	423,888	400,939	387,081

1 Fiscal year 2012 contains 53 weeks as compared to fiscal year 2011, 2010, 2009 and 2008, which each contain 52 weeks.

2 In addition to the 2012 regular quarterly dividend of $0.06, the Board of Directors declared a special, one-time dividend of $0.19 per share payable to shareholders of record as of December 3, 2012.

3 A store is first included in the comparable store sales calculation after the end of the 12th month following the store's grand opening month (see additional information regarding calculation of comparable store sales in Item 7: "Results of Operations" section).

4 Results include certain charges for the non-routine closing of 75 stores in 2008 and 17 in 2007, (see Item 7: "Exit and Disposal Activities" section) and implementation of ASC 740.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL ACCOUNTING PERIODS

The following information contains references to years 2012, 2011 and 2010, which represent fiscal years ended February 2, 2013 (which was a 53-week accounting period), January 28, 2012 and January 29, 2011 (which were 52-week accounting periods). This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. Additionally, our discussion and analysis should be read in conjunction with the Forward-Looking Statements/Risk Factors disclosures included in our Annual Report on Form 10-K for 2012.

EXECUTIVE OVERVIEW

Fred's, Inc. and its subsidiaries ("We", "Our", "Us" or "Company") operates, as of February 2, 2013, 712 discount general merchandise stores, including 21 franchised Fred's stores, in 15 states in the southeastern United States. There are currently 346 full service pharmacies in our stores.

Our fiscal 2012 earnings per diluted share decreased 7% to $0.81 as compared to $0.87 in 2011. Net income for 2012 decreased 11% to $29.6 million as compared to $33.4 million in 2011. The earnings impact as a result of the 53rd week was approximately $1.0 million or $0.03 per diluted share. In addition, the settlement with the state of Tennessee of an outstanding tax matter in the second quarter of 2012, as well as other tax-related assumptions and estimates, had a favorable impact on earnings per diluted share of $0.12. Excluding this favorable tax credit, earnings per diluted share was $0.69 for the year. Excluding the 53rd week and the favorable tax credit, earnings per diluted share was $0.66. As announced in our press release filed March 28, 2013, the annual results were negatively impacted by continuing economic pressures experienced by our customers, higher operating expenses related to our store and pharmacy department growth and increasing insurance costs.

Fiscal 2012 sales were $1.955 billion compared to $1.879 billion in 2011, a 4% increase. Our comparable store sales for the 53-week year increased 1.1%. To adjust these numbers to a 52- week period, the Company eliminated the week ended February 2, 2013 from 2012. Excluding the effect of the extra week, sales for 2012 were $1.917 billion and comparable store sales for 2012 decreased 1.4% primarily attributed to the impact of the continuing economic pressures being experienced in the Southeast as well as the continuing shift in pharmacy department sales from brand-to-generic. Additionally, we experienced double-digit comparable sales decreases in our tobacco category in the first half of 2012. To address those trends, we finalized agreements with two major suppliers in the second and third quarters of 2012 that gives Fred's more aggressive promotional capabilities in addition to new tobacco in-store signage which was rolled out to our stores in the second half of 2012. At fiscal year end, comparable store sales in our tobacco category improved from previous low double digit decreases to a single digit decrease over fiscal 2011.

During the year, our gross margin improved 30 basis points to 29.0% of sales in 2012 from 28.7% of sales in 2011. Gross margin was favorably impacted by the higher initial markup from the pharmacy department's brand-to-generic shift as well as increases in pharmacy department rebates. Operating margin for the 53-week year deleveraged 70 basis points. The shortfall resulted from the deleveraging of selling, general and administrative expenses, primarily attributed to depreciation and amortization related to new pharmacy acquisitions. Also contributing to the shortfall was the deleveraging of other pharmacy department expenses driven by the brand-to-generic sales shift and higher insurance costs.

In our most recent press release, we announced the launch of our three-year reconfiguration plan to regain momentum we had in the prior three years in driving toward our 4% operating margin goal. The main focus of our reconfiguration plan is to improve our overall store productivity and space efficiency while enhancing the product selection in stores with pharmacies. The plan has two fundamental principles; to aggressively accelerate our pharmacy department presence and to improve our general merchandise space efficiency and productivity.

The reconfiguration plan in our general merchandise business is centered on expanding space in discretionary product lines. In the third and fourth quarter of 2012, we began testing our reconfiguration plan by reallocating space in 78 stores to allow for an expanded hardware and auto department. These test stores returned results that exceeded our plan by delivering comparable store sales increases 150 basis points to 200 basis points above the remainder of the chain. By the end of 2013, we expect to have approximately 50% of our stores reset with the expanded hardware and auto format. In stores with pharmacies, our general merchandise product offerings will be tailored to appeal to the pharmacy customer and will include the expansion of health and beauty aids, cosmetics, eye care, vitamins, pain

Management's Discussion and Analysis of Financial Condition and Results of Operations

relief and durable medical equipment. Over the next three years of the plan, we will reconfigure 12% to 15% of our selling square feet from less productive categories on a sales-per-square foot and gross margin-per square foot basis to more productive categories. The goal of these changes is to shift our general merchandise business to a healthier balance between higher gross margin discretionary product lines and lower margin consumable products lines while accelerating our pharmacy department and healthcare services offerings. We believe these efforts can improve overall store productivity and space efficiency and enhance product selection in stores with pharmacies.

Our pharmacy department is a key differentiating factor from other small-box discount retailers. It is one of our Core 5 categories and a primary component of our three-year reconfiguration plan. Overall, the pharmacy department produced strong results in the year, with higher comparable prescription counts and increased gross margins. During the year, our pharmacy department continued to experience sales pressure from the large brand-to generic drug conversions that occurred throughout 2012, as well as on-going challenges in third-party reimbursements. Although the sales impact of the brand-to-generic drug conversion is negative, the gross margin of generic drugs is typically higher than brand drugs. Unadjusted for the 53rd week in 2012, comparable script growth increased 6.2% and overall scripts increased 11.7% over last year. During 2012, 24 new pharmacies were opened, and three pharmacies were closed in existing locations, totaling 346 pharmacy locations at year end. This emphasis on growth was a major factor in the year-to-date pharmacy department sales increase as a percentage of sales of 140 basis points to 36.3% from 34.9% in the same period last year.

Continuing to accelerate pharmacy department growth is a key component of our reconfiguration plan. Under the reconfiguration plan, we will focus on increasing our pharmacy department penetration to 65% to 70% of our store base from the current 50% over the next three years. To achieve this goal, we will concentrate on adding pharmacies to existing stores without pharmacy departments, open all new stores with a pharmacy department and make opportunistic acquisitions that will operate as Xpress pharmacy locations until they become a future full-service location. This growth in pharmacy department locations will position us to expand our specialty pharmacy program in 2013, the fastest-growing segment of the pharmacy industry. Specialty medications are high cost drugs that are used to treat chronic or rare conditions such as cancer, multiple sclerosis, rheumatoid arthritis and other complex diseases. During 2012, we entered into a vendor agreement with Diplomat Specialty Pharmacy to provide clinical and patient administration services necessary to manage our patients that are receiving specialty medications.

Launched in 2010, the Core 5 Program continues to be a long-term strategy designed to highlight key categories within our stores that differentiate us from our competition. The Core 5 categories are Pet, Household Supplies, Celebration, Home and Pharmacy and are strong trip driving departments in which Fred's has a clear and marketable advantage versus small box competitors. Since the program launched, we have remodeled approximately 68% of our locations with the Core 5 layout. We continue to see improvement in stores that have been reformatted with the Core 5 layout, especially in the Pet, Household Supplies and Pharmacy Departments.

In addition to the launch of our three-year reconfiguration plan, other key initiatives in 2013 include beginning the implementation of the second phase of our price optimization tool which will aid us in managing our promotional markdowns and enhancing gross margins. we will also continue to broaden our food and beverage assortment by adding new coolers in our top 100 stores in order to add additional branded frozen and refrigerated products. We also plan to expand brands across a number of categories including softlines, toys, automotive and hardware and lawn and garden. We will continue our focus on improving store productivity through the Core 5 Program, finding ways to help our financially challenged customer, building customer loyalty and focusing on initiatives aimed at driving operating margin improvement.

Our markets, primarily southeastern U.S. rural towns, have been hard hit by high unemployment, fuel price increases and inflation. To help our financially challenged customer, we have focused our merchandising and marketing teams on key initiatives such as adding new value priced items, introducing new financial services and expanding our fred's® brand products. The expanded financial services department carries prepaid and reloadable phone, gift, entertainment, debit and credit cards. We also provide Western Union services in some stores. We will continue expanding these programs over the remainder of the year.

Our fred's® brand initiative continues to be a key strategy for the Company in terms of building customer loyalty and increasing gross margin. As of February 2, 2013, our fred's® brand penetration rate was 19.6% of consumable product sales, which is up 60 basis points over last year. Our commitment to quality in our fred's® brand products is resonating with our customers, and they continue to make the switch to our fred's® brand. We are continuing to add new products to our own brand line on an ongoing basis and have seen significant penetration in our fred's® branded paper, pet, health aids and automotive categories. The launch of the Fred's loyalty

Management's Discussion and Analysis of Financial Condition and Results of Operations

card, called smartcard ™, during the second quarter, rewards customers for qualifying purchases, primarily purchases of fred's® brand products. Since the launch of the smartcard ™, we've had approximately 1.3 million activated cards with approximately 25% of those customers with enrolled accounts. The information gained from the usage of the smartcard ™ will be used to grow our loyal customer base and to direct the use of promotional funds towards those customers.

As previously published in our fourth quarter press release filed March 28, 2013, the Company expects total sales in 2013 to increase in the range of 1% to 3%, or 3% to 5% excluding the 53rd week in 2012. Comparable store sales are expected to be flat to an increase of 2% in 2013, excluding the 53rd week in 2012. We anticipate positive general merchandise comparable store sales throughout 2013. The pharmacy department comparable store sales are expected to remain negative through the first two quarters of 2013 due to the brand-to-generic shift, and we expect pharmacy department comparable store sales to turn positive by the end of the year as the large generic drug shift of 2012 is anniversaried. We plan to open in the range of 20 to 25 new stores and 25 to 30 new pharmacies in 2013 and close approximately 20 stores and 3 pharmacies. Capital expenditures are planned in the range of $22 million to $28 million with an additional $16 million to $20 million planned for the acquisition of pharmacies. Based on this outlook, the Company expects total earnings per diluted share to be in the range of $0.77 to $0.88.

Key factors that will be critical to the Company's future success include the successful performance of our reconfiguration plan, as well as managing the strategy for opening new stores and pharmacies. The successful opening of new stores and pharmacies includes the ability to open and operate efficiently, maintaining high standards of customer service, maximizing efficiencies in the supply chain, controlling working capital needs through improved inventory turnover, controlling the effects of inflation or deflation, controlling product mix, increasing operating margin through improved gross margin and leveraging operating costs and generating adequate cash flow to fund the Company's future needs.

CRITICAL ACCOUNTING POLICIES

The preparation of Fred's financial statements requires management to make estimates and judgments in the reporting of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Our estimates are based on historical experience and on other assumptions that we believe are applicable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the Consolidated Financial Statements, the Company cannot guarantee that the estimates and assumptions will be accurate under different conditions and/or assumptions. The critical accounting policies presented are those policies the Company has identified as having both a highly subjective component and a material impact on the financial statements. These policies are intended to supplement the summary of our critical accounting policies and related estimates and judgments found in Note 1 to the Consolidated Financial Statements. Our most critical accounting policies are as follows:

Revenue Recognition. The Company markets goods and services through 691 Company owned stores and 21 franchised stores as of February 2, 2013. Net sales include sales of merchandise from Company owned stores, net of estimated returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize aged liabilities as revenue when the likelihood of the gift card being redeemed is remote ("gift card breakage"). The Company has not recognized any revenue from gift card breakage since the inception of the program in 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2012, 2011 and 2010 was $1.7 million, $1.8 million and $2.0 million, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out ("FIFO") method for goods in our stores and the cost first-in, first-out method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.

In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value ("market value"). Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").

Because the approximation of net realizable value under the retail inventory method is based on estimates such as markups, markdowns and inventory losses ("shrink"), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses is a significant element in approximating the carrying value of inventory at net realizable value; thus the following paragraph describes our estimation method as well as the steps we take to mitigate the risk this estimate has in the determination of the cost value of inventory.

The Company calculates inventory losses based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store-specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The methodology that we have applied in estimating shrink has resulted in variability in result that is not material to our financial statements. The Company has experienced improvement in reducing shrink as a percentage of sales from year to year due to improved inventory control measures, which includes the chain-wide utilization of the NEX/DEX technology.

Management believes that the Company's retail inventory method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy department inventories, which were approximately $33.8 million, and $40.4 million at February 2, 2013 and January 28, 2012, respectively, cost was determined using the retail LIFO ("last-in, first-out") method in which inventory cost is maintained using the retail inventory method, then adjusted by application of the highly inflationary Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $30.7 million at February 2, 2013 and $26.8 million at January 28, 2012. The LIFO reserve increased by approximately $3.9 million and $2.8 million during 2012 and 2011, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has historically included an estimate of inbound freight and certain general and administrative costs in merchandise inventory as prescribed by U.S. GAAP. These costs include activities surrounding the procurement and storage of merchandise inventory such as merchandise planning and buying, warehousing, accounting, information technology and human resources, as well as inbound freight. The total amount of procurement and storage costs and inbound freight included in merchandise inventory at February 2, 2013 is $21.6 million compared to $20.3 million at January 28, 2012.

Impairment. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with FASB ASC 360, "Impairment or Disposal of Long-Lived Assets," we review for impairment all stores open at least 3 years or remodeled more than 2 years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease or 10 years for owned stores. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability, which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon using a discounted cash flow model.

Exit and Disposal Activities.

Lease Termination

Lease obligations still exist for some store closures that occurred in 2008. We record the estimated future liability associated with the rental obligation on the cease use date (when the stores were closed). The lease obligations are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by FASB ASC 420, "Exit or Disposal Cost Obligations". Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimates of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

During fiscal 2012, we reserved an additional $0.1 million in rent expense related to the revision of the estimated amount of the remaining lease liability for the fiscal 2008 store closures. We also utilized $0.2 million, leaving $0.2 million in the reserve at February 2, 2013.

	Beginning Balance January 28, 2012	Additions FY12	Utilized FY12	Ending Balance February 2, 2013
Lease contract termination liability	$ 0.3	$ 0.1	$ (0.2)	$ 0.2

Property and Equipment and Intangibles. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets and presented in selling, general and administrative expenses. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the lesser of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement. Gains or losses on the sale of assets are recorded at disposal as a component of operating income. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 31.5 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 10 years
Airplane	9 years

Management's Discussion and Analysis of Financial Condition and Results of Operations

Assets under capital lease are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies. Based on the Company's history of intangible asset acquisitions beginning in fiscal 2004, these assets are being amortized on a straight-line basis over five years until such time as the Company's internal analysis has sufficient history to indicate another method is preferable.

Vendor Rebates and Allowances and Advertising Costs. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. In accordance with FASB ASC 605-50 "Customer Payments and Incentives", rebates received from a vendor are recorded as a reduction of cost of sales when the product is sold or a reduction to selling, general and administrative expenses if the reimbursement represents a specific incremental and identifiable cost. Should the allowance received exceed the incremental cost, then the excess is recorded as a reduction of cost of sales when the product is sold. Any excess amounts for the periods reported are immaterial. Any rebates received subsequent to merchandise being sold are recorded as a reduction to cost of goods sold when received.

As of February 2, 2013, the Company had approximately 1,200 vendors who participate in vendor rebate programs, and the terms of the agreements with those vendors vary in length from short-term arrangements to be completed within a month to longer-term arrangements that could last up to three years.

In accordance with FASB ASC 720-35 "Advertising Costs", the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2012, 2011 and 2010, were $24.0 million, $21.9 million and $24.5 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $2.4 million, $2.4 million and $2.4 million, for 2012, 2011 and 2010, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.

Insurance Reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations such as the PPACA. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company's insurance policy coverage runs August 1 through July 31 of each fiscal year. On August 1, 2012, the stop loss limits for excessive or catastrophic claims for general liability remained at $350,000 and employee medical remained at $175,000. The stop loss limit for worker's compensation remained unchanged at $500,000. The Company's insurance reserve was $10.1 million and $10.3 million on February 2, 2013 and January 28, 2012, respectively. Changes in the reserve over that time period were attributable to additional reserve requirements of $43.8 million netted with payments of $44.0 million.

Fair Value of Financial Instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

- Level 1, defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Level 2, defined as Inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.
- Level 3, defined as unobservable inputs for the asset or liability.

The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. Most of our indebtedness is under variable interest rates.

Income Taxes. The Company reports income taxes in accordance with FASB ASC 740, "Income Taxes." Under FASB ASC 740, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities (see Note 5 – Income Taxes).

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FASB ASC 740"), Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No.109 that is codified in FASB ASC 740. We adopted FASB ASC 740 as of February 4, 2007, the first day of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB ASC 740 and prescribes a minimum recognition threshold of more-likely-than-not to be sustained upon examination that a tax position must meet before being recognized in the financial statements. Under FASB ASC 740, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FASB ASC 740 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition (see Note 5 – Income Taxes).

FASB ASC 740 further requires that interest and penalties required to be paid on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FASB ASC 740 in the financial statements as a component of income tax expense. Accrued interest and penalties related to our unrecognized tax benefits are recorded in the consolidated balance sheet within "Other non-current liabilities."

Stock-Based Compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of FASB ASC 718, "Compensation – Stock Compensation", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with FASB ASC 718, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718.

Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FASB ASC 718 for calculating the income tax effects of stock-based compensation. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of FASB ASC 718.

FASB ASC 718 also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The impact of adopting FASB ASC 718 on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

Stock-based compensation expense, post adoption of FASB ASC 718, is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of sales.

	For the Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Net sales	**100.0%**	100.0%	100.0%
Cost of good sold[1]	**71.0**	71.3	71.4
Gross profit	**29.0**	28.7	28.6
Selling, general and administrative expenses[2]	**27.0**	26.0	26.1
Operating income	**2.0**	2.7	2.5
Interest expense, net	**–**	–	–
Income before taxes	**2.0**	2.7	2.5
Income taxes	**0.5**	0.9	0.9
Net income	**1.5%**	1.8%	1.6%

[1] Cost of goods sold includes the cost of product sold, along with all costs associated with inbound freight.

[2] Selling, general and administrative expenses include the costs associated with purchasing, receiving, handling, securing and storing product. These costs are associated with products that have been sold and no longer remain in ending inventory.

Comparable Stores Sales. A store is first included in comparable store sales after the end of the 12th month following the store's grand opening month. Our calculation of comparable store sales represents the increase or decrease in net sales for these stores, and includes stores that have been remodeled or relocated during the reporting period. The majority of our remodels and relocations do not include expansion. The purpose of the remodel or the relocation is to change the store's layout, refresh the store with new fixtures, interiors or signage or to locate the store in a more desirable area. This type of change to the store does not necessarily change the product mix or product departments; therefore, on a comparable store sales basis, the store is the same before and after the remodel or relocation. In relation to remodels and relocations, expansions have been much more infrequent and consequently, any increase in the selling square footage is immaterial to the overall calculation of comparable store sales.

Additionally, we do not exclude newly added hardline, softline or pharmacy departments from our comparable store sales calculation because we believe that all departments within a Fred's store create a synergy supporting our overall goals for managing the store, servicing our customer and promoting traffic and sales growth. Therefore, the introduction of all new departments is included in same store sales in the year in which the department is introduced. Likewise, our same store sales calculation is not adjusted for the removal of a department from a location.

FISCAL 2012 COMPARED TO FISCAL 2011

The following information contains references to years 2012 and 2011, which represent fiscal years ended February 2, 2013 (which was a 53-week accounting period) and January 28, 2012 (which was a 52-week accounting period).

Sales

Net sales for 2012 increased to $1,955.3 million from $1,879.1 million in 2011 for a year-over-year increase of $76.2 million or 4.1%. On a comparable store basis, sales for 2012 increased 4.8% ($23.1 million) compared with a 0.5% ($9.0 million) increase in the same period last year.

The Company's 2012 front store ("non-pharmacy") sales increased 1.9% over 2011 front store sales We experienced sales increases in categories such as food, paper and chemical, health and beauty aids, beverage and pet partially offset by decreases in tobacco, electronics and home furnishings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's pharmacy department sales were 36.3% of total sales in 2012 compared to 34.9% of total sales in the prior year and continue to rank as the largest sales category within the Company. The total sales in this department increased 8.5% over 2011, with third party prescription sales representing approximately 91% of total pharmacy department sales, the same as in the prior year. The Company's pharmacy department continues to benefit from an ongoing program of purchasing prescription files from independent pharmacies as well as the addition of pharmacy departments in existing store locations.

Sales to Fred's 21 franchised locations during 2012 declined 4.4% to $34.5 million (1.8% of sales) compared to $36.1 million fiscal 2011. The decrease in year-over-year franchise sales was due to the impact of three franchise stores that closed during the year as well as the ongoing economic challenges affecting our customers' disposable income. The Company does not intend to expand its franchise network.

The sales mix for the period, unadjusted for deferred layaway sales, was 36.3% Pharmaceuticals, 22.6% Household Goods, 16.7% Food and Tobacco, 8.8% Paper and Cleaning Supplies, 7.5% Health and Beauty Aids, 6.3% Apparel and Linens, and 1.8% Franchise. The sales mix for the same period last year was 34.9% Pharmaceuticals, 23.3% Household Goods, 16.8% Food and Tobacco, 8.7% Paper and Cleaning Supplies, 7.4% Health and Beauty Aids, 6.9% Apparel and Linens, and 2.0% Franchise.

For the year, comparable store customer traffic decreased 2.0% over last year while the average customer ticket increased 0.6% to $20.40.

Gross Profit

Gross profit for the year increased to $566.3 million in 2012 from $538.5 million in 2011, a year-over-year increase of $27.8 million or 5.2%. Gross margin, measured as a percentage of sales, increased to 29.0% in 2012 from 28.7% in 2011, a 30 basis point improvement. Gross margin was favorably impacted by the higher initial markup from the pharmacy department's brand-to-generic shift as well as an increase in pharmacy department rebates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including depreciation and amortization, increased to $527.3 million in 2012 (27.0% of sales) from $487.4 million in 2011 (26.0% of sales). This 100 basis point expense deleveraging consisted primarily of 20 basis points ($5.4 million) for depreciation and amortization expense, which is mostly related to new pharmacy department growth, 65 basis points ($17.4 million) for all other pharmacy department expenses related to the negative impact of the brand-to-generic shift on top line sales as well as new pharmacy department growth and 11 basis points ($3.6 million) in higher insurance expense due to rising medical costs.

Operating Income

Operating income decreased to $39.1 million in 2012 (2.0% of sales) from $51.2 million in 2011 (2.7% of sales) due to an increase in selling, general and administrative expenses of $39.9 million as described in the Selling, General and Administrative Expenses section above. This unfavorability was partially offset by $27.8 million of higher gross profit driven by the higher initial markup from the pharmacy department's brand-to-generic shift as well as an increase pharmacy department rebates as described in the Gross Profit section above.

Interest Expense, Net

Net interest expense for 2012 totaled $0.5 million or less than 0.1% of sales compared to $0.4 million which was also less than 0.1% of sales in 2011. The increase in interest expense was the result of borrowings under the Company's revolving line of credit to fund the early receipt of spring inventory.

Income Taxes

The effective income tax rate was 23.1% in 2012 compared to 34.1% in 2011. Income tax expense was favorably impacted by $4.2 million, or $0.12 per diluted share, of tax credits primarily related to a second quarter state income tax settlement of $3.6 million and $0.6 million of other tax-related assumptions and estimates. Excluding the impact of these favorable tax credits, the effective income tax rate for the year was 34.0% in 2012 compared to 34.1% in 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 5 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $112.0 million for state income tax purposes at February 2, 2013 and expire at various times during 2013 through 2031. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

We expect our effective tax rate to be in the range of 36% to 37% in fiscal 2013.

Net Income

Net income decreased to $29.6 million ($0.81 per diluted share) in 2012 from $33.4 million ($0.87 per diluted share) in 2011, a decrease of $3.8 million. The decrease in net income is primarily attributable to an increase in selling, general and administrative expenses of $39.9 million as described in the Selling, General and Administrative Expenses section above. This unfavorability was partially offset by $27.8 million of higher gross profit driven by the higher initial markup from the pharmacy department's brand-to-generic shift as well as an increase pharmacy department rebates as described in the Gross Profit section above and $8.3 million in lower tax expense driven by the favorable effective tax rate as described in the Income Taxes section above.

FISCAL 2011 COMPARED TO FISCAL 2010

Sales

Net sales for 2011 increased to $1,879.1 million from $1,841.8 million in 2010, a year-over-year increase of $37.3 million or 2.0%. On a comparable store basis, sales for 2011 increased 0.5% ($9.0 million) compared with a 2.2% ($33.3 million) increase in the same period last year.

The Company's 2011 front store ("non-pharmacy") sales increased 1.0% over 2010 front store sales We experienced sales increases in categories such as food, pet, paper and chemical and beverage partially offset by decreases in electronics and home furnishings.

The Company's pharmacy department sales were 34.9% of total sales in 2011 compared to 34.1% of total sales in the prior year and continue to rank as the largest sales category within the Company. The total sales in this department increased 4.2% over 2010, with third party prescription sales representing approximately 91% of total pharmacy department sales, the same as in the prior year. The Company's pharmacy department continues to benefit from an ongoing program of purchasing prescription files from independent pharmacies as well as the addition of pharmacy departments in existing store locations.

Sales to Fred's 21 franchised locations during 2011 declined 3.4% to $36.1 million (2.0% of sales) compared to fiscal 2010. The decrease in year-over-year franchise sales was due to the impact of three franchise stores that closed during the year as well as the ongoing economic challenges affecting our customers' disposable income. The Company does not intend to expand its franchise network.

The sales mix for the period, unadjusted for deferred layaway sales, was 34.9% Pharmaceuticals, 23.3% Household Goods, 16.8% Food and Tobacco, 8.7% Paper and Cleaning Supplies, 7.4% Health and Beauty Aids, 6.9% Apparel and Linens, and 2.0% Franchise. The sales mix for the same period last year was 34.1% Pharmaceuticals, 24.1% Household Goods, 16.2% Food and Tobacco, 8.6% Paper and Cleaning Supplies, 7.6% Apparel and Linens, 7.4% Health and Beauty Aids, and 2.0% Franchise.

For the year, comparable store customer traffic increased 0.7% over last year while the average customer ticket decreased 0.2% to $19.96.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit

Gross profit for the year increased to $538.5 million in 2011 from $527.0 million in 2010, a year-over-year increase of $11.5 million or 2.2%. Gross margin, measured as a percentage of sales, increased to 28.7% in 2011 from 28.6% in 2010, a 10 basis point improvement. Gross margin was favorably impacted by higher pharmacy department rebates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including depreciation and amortization, increased to $487.4 million in 2011 (26.0% of sales) from $480.3 million in 2010 (26.1% of sales). This 10 basis point expense leveraging resulted primarily from the decrease in advertising costs of $2.5 million (13 basis points) and an increase in proceeds from the sale of pharmacy script files of $1.0 million (21 basis points). This leveraging was partially offset by an increase in incentive compensation (18 basis points).

Operating Income

Operating income increased to $51.2 million in 2011 (2.7% of sales) from $46.7 million in 2010 (2.5% of sales) due primarily to an increase in gross profit of $11.5 million as a result of higher pharmacy department rebates as described in the Gross Profit section above. This favorability was partially offset by an increase in selling, general and administrative expenses of $7.1 million as described in the Selling, General and Administrative Expenses section above.

Interest Expense, Net

Net interest expense for 2011 totaled $0.4 million or less than 0.1% of sales compared to $0.2 million which was also less than 0.1% of sales in 2010. The increase in interest expense was the result of real estate purchases done throughout 2011 that had existing loans that were assumed.

Income Taxes

The effective income tax rate was 34.1% in 2011 compared to 36.4% in 2010. The decrease in the effective tax rate was primarily attributable to the improved utilization of the Work Opportunity Tax Credits, the favorable result of finalized state tax audits and overall favorable state tax rates when compared to the prior year.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 5 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $156.6 million for state income tax purposes at January 28, 2012 and expire at various times during 2012 through 2031. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

Net Income

Net income increased to $33.4 million ($0.87 per diluted share) in 2011 from $29.6 million ($0.75 per diluted share) in 2010, a 13.0% increase. The increase in net income is primarily attributable to the favorable gross profit of $11.5 million as described in the Gross Profit section above. This favorability was partially offset by the $7.1 million increase in selling, general and administrative expenses as described in the Selling, General and Administrative Expenses section above, as well as higher income tax expense due to a pretax income increase of $4.2 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal capital requirements include funding new stores and pharmacies, remodeling existing stores and pharmacies, maintenance of stores and distribution centers, and the ongoing investment in information systems. Fred's primary sources of working capital have traditionally been cash flow from operations and borrowings under its credit facility. The Company had working capital of $258.4 million, $259.0 million and $282.1 million at year-end 2012, 2011 and 2010, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels, and the level of store openings and closings. Working capital at year-end 2012 decreased by $0.6 million from 2011. The decrease was primarily due to a year-over-year decrease in cash and cash equivalents and an increase in accounts payable. Cash and cash equivalents decreased $19.0 million as a result of increased inventory purchases, share repurchases totaling $9.2 million and dividend increases of $8.1 million. The dividend increase was driven by the one-time special dividend of $7.0 million that was paid on December 17, 2012. Accounts payable increased $8.9 million as a result of the increased inventory at year end. Partially offsetting the decrease in working capital, inventory increased by $21.4 million primarily due to inflation, new store growth and the early receipt of spring merchandise, receivables increased $4.1 million as result of higher credit card receivables and receivables due from third party pharmacy insurance providers and other non-trade receivables increased $1.2 million primarily from increases in vendor related allowances. In 2013, the Company intends to open approximately 20 to 25 new stores and 25 to 30 new Xpress pharmacies or pharmacy departments in existing stores and close an estimated 20 stores and 3 pharmacies.

We have incurred losses caused by fire, tornado and flood damage, which consisted primarily of losses of inventory and fixed assets and interruption of business. Insurance proceeds related to fixed assets are included in cash flows from investing activities and proceeds related to inventory losses and business interruption are included in cash flows from operating activities.

Net cash flow provided by operating activities totaled $46.2 million in 2012, $76.6 million in 2011 and $42.1 million in 2010.

In fiscal 2012, inventory, net of the LIFO reserve, increased by approximately $21.3 million driven by our increased in-stock position, inflation and the early receipt of Spring merchandise. Deferred income tax expense decreased $9.6 million.

In fiscal 2011, accounts payable and accrued expenses increased by approximately $25.4 million. Deferred income tax expense increased by $4.6 million and depreciation and amortization increased by $5.0 million.

In fiscal 2010, inventory, net of the LIFO reserve, increased by approximately $19.4 million due to many factors including our drive to support our in-stock position, additional toy and trim-a-home inventory purchased for the 2010 holiday season and a strategic decision to purchase import goods earlier in an effort to avoid business interruptions from the Chinese New Year. Accounts receivable increased by approximately $6.2 million due primarily to an increase in vendor related allowances. Accounts payable and accrued expenses decreased by approximately $0.6 million. Income taxes payable increased by $3.8 million while deferred income tax liability increased by $1.9 million. Other non-current liabilities increased by $0.7 million.

Net cash used in investing activities totaled $47.4 million in 2012, $62.3 million in 2011 and $38.2 million in 2010.

Capital expenditures in 2012 totaled $27.2 million compared to $49.2 million in 2011 and $27.0 million in 2010. The capital expenditures during 2012 consisted primarily of existing store improvements ($15.2 million), new store and pharmacy department growth ($6.5 million), technology ($4.0 million), and distribution and corporate expenditures ($1.5 million). Additionally, $20.2 million was expended related to acquisitions of pharmacies during 2012.

Capital expenditures in 2011 totaled $49.2 million compared to $27.0 million in 2010 and $22.7 million in 2009. The capital expenditures during 2011 consisted primarily of existing store improvements ($19.4 million), the purchase of 17 existing store properties ($14.5 million), the store and pharmacy department expansion program ($9.6 million), technology ($3.5 million), and distribution and corporate expenditures ($2.2 million). Additionally, $16.8 million was expended related to acquisitions of pharmacies during 2011.

Capital expenditures in 2010 totaled $27.0 million compared to $22.7 million in 2009 and $17.0 million in 2008. The capital expenditures during 2010 consisted primarily of the store and pharmacy department expansion program ($22.4 million), technology enhancements ($2.9 million), transportation and distribution center expenditures ($1.0 million) and other corporate expenditures ($0.7 million). Additionally, $11.5 million was expended related to acquisitions of pharmacies during 2010.

In 2013, the Company is planning capital expenditures in the range of $22.0 to $28.0 million. Expenditures are planned totaling $13.0 million to $17.0 million for new and existing stores and pharmacies and $4.0 million to $6.0 million for the Auto and Hardware expansion and other new concepts. Planned expenditures also include approximately $3.0 million for technology upgrades and approximately $2.0 million for distribution center equipment and other capital maintenance. In addition, the Company plans expenditures of approximately $18.8 million in 2013 for the acquisition of prescription lists and other pharmacy department related items.

Net cash used in financing activities totaled $17.8 million in 2012, $36.3 million in 2011 and $9.4 million in 2010.

The Board of Directors regularly reviews the Company's dividend plans to ensure that they are consistent with the Company's earnings performance, financial condition, need for capital and other relevant factors. As part of that review and in light of the Company's current financial position, the Board of Directors raised the dividend from $0.03 per share to $0.04 per share in the first quarter of 2010. On March 2, 2011, the Board of Directors increased the dividend to shareholders of record as of March 10, 2011 to $0.05, a 25% increase. For the fourth consecutive year, on February 16, 2012, the Board of Directors increased the dividend to shareholders of record as of March 1, 2012 to $0.06, a 20% increase. On November 19, 2012, the Board of Directors announced a one-time special dividend of $0.19 to be paid on December 17, 2012 in addition to the Company's regular quarterly cash dividend of $0.06 to shareholders of record as of December 3, 2012.

On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock. On February 16, 2012, Fred's Board authorized the expansion of the Company's existing stock repurchase program by increasing the authorization to repurchase an additional 3.6 million shares. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. In fiscal 2012, the Company repurchased 649,219 shares for $9.2 million compared to 2,447,823 shares for $28.5 million in 2011, and 293,000 shares for $3.0 million in 2010.

On January 25, 2013, the Company entered into a new Revolving Loan and Credit Agreement (the "Agreement") with Regions and Bank of America to replace the April 3, 2000 Revolving Loan and Credit Agreement, which was last amended September 27, 2010. The Agreement provides for a $50 million revolving line of credit, and the term of the Agreement extends to January 25, 2016. Three borrowing options are available in the Agreement, which bear interest at our option, on a sliding scale from 1.00% - 1.625% plus LIBOR, or an alternative base rate. For borrowings under $20 million, advances occur automatically via a sweep account. If borrowings exceed $20 million, notice of the borrowing must be given on the same day as the requested advance or three days prior to the requested advance, depending on the borrowing option chosen. The Agreement also bears a credit facility fee which will be amortized over the Agreement term. The Agreement contains certain restrictive financial covenants, and at February 2, 2013, the Company was in compliance with all loan covenants.

Borrowings and the unused fees under the agreement bear interest at a tiered rate based on the Company's previous four quarter average of the Fixed Charge Coverage Ratio. Currently, the Company's rates are 112.5 basis points over LIBOR for borrowings and 22.5 basis points over LIBOR for the unused portion of the credit line. There were $6.9 million of borrowings under the Agreement at February 2, 2013 and no borrowings outstanding at January 28, 2012. The weighted average interest rate on borrowings outstanding at February 2, 2013 was 1.33%.

Cash and cash equivalents were $8.1 million at the end of 2012 compared to $27.1 million at the end of 2011 and $49.2 million at the end of 2010. Short-term investment objectives are to maximize yields while minimizing Company risk and maintaining liquidity. Accordingly, limitations are placed on the amounts and types of investments the Company can select.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet financing arrangements.

EFFECTS OF INFLATION AND CHANGING PRICES.

The Company believes that inflation and/or deflation had a minimal impact on its overall operations during fiscal years 2012, 2011 and 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As discussed in Note 6 to the Consolidated Financial Statements, the Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay contingent rent based upon a percentage of sales, taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases.

The following table summarizes the Company's significant contractual obligations as of February 2, 2013, which excludes the effect of imputed interest:

(Dollars in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases[1]	$ 47,147	$ 37,771	$ 34,366	$ 28,321	$ 18,227	$ 60,157	$ 225,989
Inventory purchase obligations[2]	111,424						111,424
Revolving Loan[3]			6,876				6,876
Mortgage loans on land & buildings and other[4]	1,263	2,104	998	68	616	1,579	6,628
Equipment leases[5]	1,284	914	706	705	187		3,796
Postretirement benefits[6]	35	37	34	34	34	193	367
Total contractual obligations	$ 168,029	$ 40,826	$ 36,104	$ 29,128	$ 19,064	$ 61,929	$ 355,080

1 Operating leases are described in Note 6 to the Consolidated Financial Statements.
2 Inventory purchase obligations represent open purchase orders and any outstanding purchase commitments as of February 2, 2013.
3 Revolving loan represents principal maturity for the Company's revolving credit agreement and includes a $90 thousand credit facility fee, which will be amortized over 4 years. The new loan agreement is described in the Liquidity and Capital Resources' section of Item 7 and Note 3 to the Consolidated Financial Statements.
4 Mortgage loans for purchased land and buildings and other debt.
5 Equipment leases represent our tractor/trailer lease obligation.
6 Postretirement benefits are described in Note 10 to the Consolidated Financial Statements.

The Company had commitments approximating $7.4 million at February 2, 2013 and $10.7 million at January 28, 2012 on issued letters of credit and open accounts, which support purchase orders for merchandise. Additionally, the Company had outstanding standby letters of credit aggregating approximately $12.2 million at February 2, 2013 and $11.2 million at January 28, 2012 utilized as collateral for its risk management programs.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens development authority. The Company purchased 100% of the bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. The Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected in the consolidated balance sheet.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, a director of the Company, owned the land and buildings occupied by thirteen Fred's stores, until 2011, when ten of these properties were purchased by the Company. The terms and conditions regarding the leases on these locations were consistent in all material respects with other stores leases of the Company with unrelated landlords.

As of February 2, 2013, Fred's is leasing three properties from Atlantic Retail Investors, LLC as compared to three at January 28, 2012, and thirteen at January 29, 2011. The total rental payments for related party leases were $326.1 thousand for the year ended February 2, 2013 and $451.2 and $1.3 million for the years ended January 28, 2012 and January 29, 2011, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U. S. GAAP and IFRSs,* which amended the current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This guidance became effective in fiscal 2012. The adoption of ASU 2011-04 did not have a material impact on the Company's consolidated net earnings, cash flows or financial position.

In June 2011, the Financial Accounting Standards Board issued ASU 2011-05, *Comprehensive Income (Topic 22): Presentation of Comprehensive Income,* which revised the current practice of including other comprehensive income within the equity section of the statement of financial position and requires disclosure of other comprehensive income either in a single continuous statement of comprehensive income or in a separate statement. This guidance became effective in fiscal 2012. The adoption of ASU 2011-05 did not have an impact on the Company's consolidated net earnings, cash flows or financial position, but the adoption did change the presentation of other comprehensive income in the Company's consolidated financial statements. In February 2013, an update was issued regarding ASU 2011-05, which requires an entity to present, either on the face of the income statement or as a separate disclosure in the notes to the consolidated financial statements, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income if those amounts all are required under other Topics to be reclassified to net income in their entirety in the same reporting period. The update of ASU 2011-05 did not have an impact on the Company's consolidated net earnings, cash flows or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has no holdings of derivative financial or commodity instruments as of February 2, 2013. The Company is exposed to financial market risks, including changes in interest rates. All borrowings under the Company's Revolving Credit Agreement bear interest, at our option, on a sliding scale from 1.00% - 1.625% plus LIBOR, or an alternative base rate. An increase in interest rates of 100 basis points would not significantly affect the Company's income. All of the Company's business is transacted in U.S. dollars and, accordingly, foreign exchange rate fluctuations have never had a significant impact on the Company, and they are not expected to in the foreseeable future.

Consolidated Balance Sheets

(In thousands, except for number of shares)	**February 2, 2013**	January 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 8,129**	$ 27,130
Receivables, less allowance for doubtful accounts of $1,489 and $1,595, respectively	**35,943**	31,883
Inventories	**353,266**	331,882
Other non-trade receivables	**33,273**	32,090
Prepaid expenses and other current assets	**13,134**	12,321
Total current assets	**443,745**	435,306
Property and equipment, less accumulated depreciation	**158,394**	161,112
Equipment under capital leases, less accumulated amortization of $5,077 and $5,043, respectively	**63**	97
Intangible assets, net	**41,873**	32,191
Other noncurrent assets, net	**3,078**	3,276
Total assets	**$ 647,153**	$ 631,982
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 115,830**	$ 106,886
Current portion of indebtedness	**1,263**	658
Accrued expenses and other	**44,000**	44,876
Deferred income taxes	**24,234**	23,878
Total current liabilities	**185,327**	176,298
Long-term portion of indebtedness	**12,241**	6,640
Deferred income taxes	**4,732**	5,633
Other noncurrent liabilities	**13,581**	19,799
Total liabilities	**215,881**	208,370
Commitments and contingencies (see Note 3-Indebtedness, Note 6-Long-Term Leases and Note 10-Other Commitments and Contingencies)		
Shareholders' equity:		
Preferred stock, nonvoting, no par value, 10,000,000 shares authorized, none outstanding	**–**	–
Preferred stock, Series A junior participating nonvoting, no par value, 224,594 shares authorized, none outstanding	**–**	–
Common stock, Class A voting, no par value, 60,000,000 shares authorized, 36,680,060 and 37,203,794 shares issued and outstanding, respectively	**99,342**	105,384
Common stock, Class B nonvoting, no par value, 11,500,000 shares authorized, none outstanding	**–**	–
Retained earnings	**331,136**	317,364
Accumulated other comprehensive income	**794**	864
Total shareholders' equity	**431,272**	423,612
Total liabilities and shareholders' equity	**$ 647,153**	$ 631,982

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)	For the Years Ended February 2, 2013	January 28, 2012	January 29, 2011
Net sales	**$ 1,955,275**	$ 1,879,059	$ 1,841,755
Cost of goods sold	**1,388,943**	1,340,519	1,314,737
Gross profit	**566,332**	538,540	527,018
Depreciation and amortization	**39,541**	34,190	29,236
Selling, general and administrative expenses	**487,713**	453,195	451,064
Operating income	**39,078**	51,155	46,718
Interest income	**–**	(156)	(234)
Interest expense	**549**	553	424
Income before income taxes	**38,529**	50,758	46,528
Provision for income taxes	**8,900**	17,330	16,941
Net income	**$ 29,629**	$ 33,428	$ 29,587
Net income per share			
Basic	**$ 0.81**	$ 0.88	$ 0.76
Diluted	**$ 0.81**	$ 0.87	$ 0.75
Weighted average shares outstanding			
Basic	**36,584**	38,176	39,133
Effect of dilutive stock options	**127**	92	63
Diluted	**36,711**	38,268	39,196
Comprehensive income:			
Net income	**$ 29,629**	$ 33,428	$ 29,587
Other comprehensive income (expense), net of tax postretirement plan adjustment	**(70)**	(8)	(32)
Comprehensive income	**$ 29,559**	$ 33,420	$ 29,555

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(In thousands, except share and per share amounts)	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 30, 2010	39,363,462	$ 131,685	$ 268,350	$ 904	$ 400,939
Cash dividends paid ($.16 per share)			(6,288)		(6,288)
Restricted stock grants, cancellations and withholdings, net	156,510	113			113
Issuance of shares under employee stock purchase plan	63,680	552			552
Repurchased and cancelled shares	(293,000)	(2,989)			(2,989)
Stock-based compensation		1,886			1,886
Exercises of stock options	10,220	130			130
Income tax benefit on exercise of stock options		(10)			(10)
Adjustment for postretirement benefits (net of tax)				(32)	(32)
Net income			29,587		29,587
Balance, January 29, 2011	39,300,872	131,367	291,649	872	423,888
Cash dividends paid ($.20 per share)			(7,713)		(7,713)
Restricted stock grants, cancellations and withholdings, net	280,156	(285)			(285)
Issuance of shares under employee stock purchase plan	52,526	571			571
Repurchased and cancelled shares	(2,447,823)	(28,482)			(28,482)
Stock-based compensation		2,075			2,075
Exercises of stock options	18,063	165			165
Income tax benefit on exercise of stock options		(27)			(27)
Adjustment for postretirement benefits (net of tax)				(8)	(8)
Net income			33,428		33,428
Balance, January 28, 2012	37,203,794	105,384	317,364	864	423,612
Cash dividends paid ($.43 per share)			**(15,857)**		**(15,857)**
Restricted stock grants, cancellations and withholdings, net	**3,743**	**(481)**			**(481)**
Issuance of shares under employee stock purchase plan	**54,830**	**657**			**657**
Repurchased and cancelled shares	**(649,219)**	**(9,176)**			**(9,176)**
Stock-based compensation		**2,055**			**2,055**
Exercises of stock options	**66,912**	**933**			**933**
Income tax benefit on exercise of stock options		**(30)**			**(30)**
Adjustment for postretirement benefits (net of tax)				**(70)**	**(70)**
Net income			**29,629**		**29,629**
Balance, February 2, 2013	**36,680,060**	**$ 99,342**	**$ 331,136**	**$ 794**	**$ 431,272**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands, except per share data)	For the Years Ended **February 2, 2013**	January 28, 2012	January 29, 2011
Cash flows from operating activities:			
Net income	**$ 29,629**	$ 33,428	$ 29,587
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**39,541**	34,190	29,236
Net loss on asset disposition	**977**	474	741
Provision (recovery) for store closures and asset impairment	**(67)**	112	340
Stock-based compensation	**2,055**	2,075	1,886
Provision (recovery) for uncollectible receivables	**(106)**	377	455
LIFO reserve increase	**3,937**	2,792	2,406
Deferred income tax expense (benefit)	**(583)**	6,462	1,898
Income tax benefit upon exercise of stock options	**30**	27	10
Provision for postretirement medical	**(91)**	(85)	(97)
(Increase) decrease in operating assets:			
Trade and non-trade receivables	**(7,490)**	(8,313)	(6,199)
Insurance receivables	**(273)**	205	1,390
Inventories	**(25,254)**	(21,402)	(22,106)
Other assets	**(615)**	607	(1,330)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	**8,068**	25,534	(641)
Income taxes payable	**2,627**	(1,719)	3,813
Other noncurrent liabilities	**(6,187)**	1,801	668
Net cash provided by operating activities	**46,198**	76,565	42,057
Cash flows from investing activities:			
Capital expenditures	**(27,391)**	(45,681)	(27,013)
Proceeds from asset dispositions	**145**	119	168
Insurance recoveries for replacement assets	**–**	–	98
Asset acquisitions, net (primarily intangibles)	**(20,203)**	(16,770)	(11,451)
Net cash used in investing activities	**(47,449)**	(62,332)	(38,198)
Cash flows from financing activities:			
Payments of indebtedness and capital lease obligations	**(693)**	(514)	(727)
Proceeds from revolving line of credit	**78,444**	–	–
Payments on revolving line of credit	**(71,547)**	–	–
Excess tax benefit from stock-based compensation	**(30)**	(27)	(10)
Proceeds from exercise of stock options and employee stock purchase plan	**1,109**	451	595
Repurchase of shares	**(9,176)**	(28,482)	(2,989)
Cash dividends paid	**(15,857)**	(7,713)	(6,288)
Net cash used in financing activities	**(17,750)**	(36,285)	(9,419)
Decrease in cash and cash equivalents	**(19,001)**	(22,052)	(5,560)
Cash and cash equivalents:			
Beginning of year	**27,130**	49,182	54,742
End of year	**$ 8,129**	$ 27,130	$ 49,182
Supplemental disclosures of cash flow information:			
Interest paid	**$ 549**	$ 397	$ 190
Income taxes paid	**$ 15,447**	$ 13,126	$ 7,145
Non-cash investing and financial activities:			
Assets acquired through term loan	**$ –**	$ 3,497	$ –
Restricted stock issued for the aquistion of intangible assets	**$ –**	$ 135	$ 200

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business. The primary business of Fred's, Inc. and subsidiaries is the sale of general merchandise through its retail discount stores and full service pharmacies. In addition, the Company sells general merchandise to its 21 franchisees. As of February 2, 2013, the Company had 712 retail stores and 346 pharmacies located in 15 states mainly in the Southeastern United States.

Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated. Amounts are in thousands unless otherwise noted.

Subsequent Events. The Company has evaluated events subsequent to the balance sheet date. Based on this evaluation, we are not aware of any events or transactions requiring recognition or disclosure in our consolidated financial statements.

Fiscal year. The Company utilizes a 52 - 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2012, 2011 and 2010, as used herein, refer to the years ended February 2, 2013, January 28, 2012 and January 29, 2011, respectively. Fiscal year 2012 had 53 weeks, and fiscal years 2011 and 2010 each had 52 weeks.

Use of estimates. The preparation of financial statements in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments which are subject to market fluctuations and having original maturities of three months or less, are classified as cash and cash equivalents.

Allowance for doubtful accounts. The Company is reimbursed for drugs sold by its pharmacies by many different payors including insurance companies, Medicare and various state Medicaid programs. The Company estimates the allowance for doubtful accounts based on the aging of receivables and additionally uses payor-specific information to assess collection risk, given its interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretations that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating the Company's continual review and assessment of the estimation process. Senior management reviews accounts receivable on a quarterly basis to determine if any receivables are potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance account.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out method for goods in our stores and the cost first-in, first-out method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.

In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value. Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.

Notes to Consolidated Financial Statements

Because the approximation of net realizable value under the retail inventory method is based on estimates such as markups, markdowns and inventory losses, there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk that this estimate has in the determination of the cost value of inventory.

The Company calculates inventory losses based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store-specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying value of inventory to fluctuate unnecessarily. The methodology that we have applied in estimating shrink has resulted in variability in result that is not material to our financial statements. The Company has experienced improvement in reducing shrink as a percentage of sales from year to year due to improved inventory control measures, which includes the chain-wide utilization of the NEX/DEX technology.

Management believes that the Company's retail inventory method provides an inventory valuation which reasonably approximates cost and results in valuing inventory at the lower of cost or market. For pharmacy department inventories, which were approximately $33.8 million, and $40.4 million at February 2, 2013 and January 28, 2012, respectively, cost was determined using the retail LIFO ("last-in, first-out") method in which inventory cost is maintained using the retail inventory method, then adjusted by application of the highly inflationary Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $30.7 million at February 2, 2013 and $26.8 million at January 28, 2012. The LIFO reserve increased by approximately $3.9 million and $2.8 million during 2012 and 2011, respectively.

The Company has historically included an estimate of inbound freight and certain general and administrative costs in merchandise inventory as prescribed by U.S. GAAP. These costs include activities surrounding the procurement and storage of merchandise inventory such as merchandise planning and buying, warehousing, accounting, information technology and human resources, as well as inbound freight. The total amount of procurement and storage costs and inbound freight included in merchandise inventory at February 2, 2013 is $21.6 million compared to $20.3 million at January 28, 2012.

The Company did not record any below-cost inventory adjustments during the years ended February 2, 2013, January 28, 2012 and January 29, 2011 in connection with planned store closures (see Note 12 - Exit and Disposal Activity).

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets and presented in selling, general and administrative expenses. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the lesser of the remaining term of the lease (including the upcoming

Notes to Consolidated Financial Statements

renewal option, if the renewal is reasonably assured) or the estimated useful life of the improvement. Gains or losses on the sale of assets are recorded at disposal. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 31.5 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 10 years
Airplane	9 years

Assets under capital lease are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements. Amortization expense on assets under capital lease for 2012 was $34 thousand.

Leases. Certain operating leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability. Rent expense is recognized on a straight-line basis over the lease term, which includes any rent holiday period.

The Company recognizes contingent rental expense when the achievement of specified sales targets are considered probable in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 840 "Leases". The amount expensed but not paid was $0.7 million and $1.0 million at February 2, 2013 and January 28, 2012 respectively, and is included in "Accrued expenses and other" in the consolidated balance sheet (See Note 2 - Detail of Certain Balance Sheet Accounts).

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. The reimbursement is primarily for the purpose of performing work required to divide a much larger location into smaller segments, one of which the Company will use for its store. This work could include the addition or demolition of walls, separation of plumbing, utilities, electrical work, entrances (front and back) and other work as required. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are initially recorded as a deferred credit and then amortized as a reduction of rent expense over the initial lease term.

Based upon an overall analysis of store performance and expected trends, we periodically evaluate the need to close underperforming stores. When we determine that an underperforming store should be closed and a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with FASB ASC 420, "Exit or Disposal Cost Obligations." Liabilities are computed based at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by FASB ASC 420. The assumptions in calculating the liability include the timeframe expected to terminate the lease agreement, estimates related to the sublease of potential closed locations, and estimation of other related exit costs. If the actual timing and the potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. We periodically review the liability for closed stores and make adjustments when necessary.

Impairment of long-lived assets. The Company's policy is to review the carrying value of all property and equipment as well as purchased intangible assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with FASB ASC 360, "Impairment or Disposal of Long-Lived Assets," we review for impairment all stores open at least 3 years or remodeled for more than two years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease, or 10 years for owned stores. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be

Notes to Consolidated Financial Statements

impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon using a discounted cash flow model.

Impairment of $0.2 million for the planned store closures was recorded in 2010 with no impairments recognized in 2011 or 2012.

Revenue recognition. The Company markets goods and services through 691 Company owned stores and 21 franchised stores as of February 2, 2013. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize aged liabilities as revenue when the likelihood of the gift card being redeemed is remote. The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2012, 2011 and 2010 was $1.7 million, $1.8 million and $2.0 million, respectively.

Cost of goods sold. Cost of goods sold includes the purchase cost of inventory and the freight costs to the Company's distribution centers. Warehouse and occupancy costs, including depreciation and amortization, are not included in cost of goods sold, but are included as a component of selling, general and administrative expenses.

Vendor rebates and allowances. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. FASB ASC 605-50 "Customer Payments and Incentives" addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. Such consideration received from vendors is reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs.

Selling, general and administrative expenses. The Company includes buying, warehousing, distribution, advertising, depreciation and amortization and occupancy costs in selling, general and administrative expenses.

Advertising. In accordance with FASB ASC 720-35 "Advertising Costs", the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2012, 2011 and 2010, were $24.0 million, $21.9 million and $24.5 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $2.4 million, $2.4 million and $2.4 million, for 2012, 2011 and 2010, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative advertising programs.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, rent, preopening advertising, store supplies and other expendable items.

Intangible assets. Other identifiable intangible assets primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years. Intangibles, net of accumulated amortization, totaled $41.8 million at February 2, 2013, and $32.1 million at January 28, 2012. Accumulated amortization at February 2, 2013 and January 28, 2012 totaled $42.2 million and $31.7 million, respectively. Amortization expense for 2012, 2011 and 2010, was $10.5 million, $6.9 million and $5.5 million, respectively. Estimated amortization expense in millions for each of the next 5 years is as follows: 2013 - $12.2 million, 2014 - $10.7 million, 2015 - $8.6 million, 2016 - $6.4 million and 2017 - $2.6 million.

Notes to Consolidated Financial Statements

Fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

- Level 1, defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
- Level 2, defined as Inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.
- Level 3, defined as unobservable inputs for the asset or liability.

At February 2, 2013, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. Most of our indebtedness is under variable interest rates.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company's worker's compensation and general liability insurance policy coverages run August 1 through July 31 of each fiscal year. Our employee medical insurance policy coverage runs from January 1 through December 31. The Company purchases excess insurance coverage for certain of its self-insured liabilities, or stop loss coverage. The stop loss limits for excessive or catastrophic claims for general liability remained at $350,000, worker's compensation remained at $500,000 and employee medical remained at $175,000. The Company's insurance reserve was $10.1 million and $10.3 million on February 2, 2013 and January 28, 2012, respectively. Changes in the reserve over fiscal 2012 were attributable to additional reserve requirements of $43.8 million netted with payments of $44.0 million.

Stock-based compensation. The Company uses the fair value recognition provisions of FASB ASC 718, "Compensation – Stock Compensation", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB ASC 718, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718. Stock based compensation expense is recognized on a straight-line basis over the employee's requisite service period.

Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FASB ASC 718 for calculating the income tax effects of stock-based compensation. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of FASB ASC 718.

FASB ASC 718 also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. The impact of adopting FASB ASC 718 on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

Notes to Consolidated Financial Statements

Stock-based compensation expense, post adoption of FASB ASC 718, is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates.

Income taxes. The Company reports income taxes in accordance with FASB ASC 740, "Income Taxes." Under FASB ASC 740, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities (see Note 5 – Income Taxes).

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FASB ASC 740"), Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109. Effective February 4, 2007, we adopted FASB ASC 740, which clarifies the accounting for uncertainties in income taxes recognized in the Company's financial statements in accordance with FASB ASC 740 by defining the criterion that an individual tax position must meet in order to be recognized in the financial statements. FASB ASC 740 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date (see Note 5 – Income Taxes).

Business segments. The Company operates in a single reportable operating segment.

Comprehensive income. Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of shareholders' equity but are excluded from net income. The Company's accumulated other comprehensive income includes the effect of adopting SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)("SFAS No. 158") codified in FASB ASC 715 "Compensation – Retirement Benefits". See Note 10, Commitments and Contingencies, in the Notes to Consolidated Financial Statements for further discussion.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2012 presentation.

Recent Accounting Pronouncements. In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U. S. GAAP and IFRSs, which amended the current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This guidance became effective in fiscal 2012. The adoption of ASU 2011-04 did not have a material impact on the Company's consolidated net earnings, cash flows or financial position.

In June 2011, the Financial Accounting Standards Board issued ASU 2011-05, Comprehensive Income (Topic 22): Presentation of Comprehensive Income, which revised the current practice of including other comprehensive income within the equity section of the statement of financial position and requires disclosure of other comprehensive income either in a single continuous statement of comprehensive income or in a separate statement. This guidance became effective in fiscal 2012. The adoption of ASU 2011-05 did not have an impact on the Company's consolidated net earnings, cash flows or financial position, but the adoption did change the presentation of other comprehensive income in the Company's consolidated financial statements. In February 2013, an update was issued regarding ASU 2011-05, which requires an entity to present, either on the face of the income statement or as a separate disclosure in the notes to the consolidated financial statements, the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income if those amounts all are required under other Topics to be reclassified to net income in their entirety in the same reporting period. The update of ASU 2011-05 did not have an impact on the Company's consolidated net earnings, cash flows or financial position.

Notes to Consolidated Financial Statements

NOTE 2 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

(In thousands)	**February 2, 2013**	January 28, 2012
Property and equipment, at cost:		
Buildings and building improvements	**$ 113,164**	$ 112,321
Leasehold improvements	**74,552**	70,509
Automobiles and vehicles	**5,601**	5,348
Airplane	**4,697**	4,697
Furniture, fixtures and equipment	**266,949**	250,241
	464,963	443,116
Less: Accumulated depreciation and amortization	**(315,175)**	(289,884)
	149,788	153,232
Construction in progress	**2**	23
Land	**8,604**	7,857
Total Property and equipment, at depreciated cost	**$ 158,394**	$ 161,112

Depreciation expense totaled $29.0 million, $27.3 million and $23.7 million for 2012, 2011 and 2010, respectively.

(In thousands)	**February 2, 2013**	January 28, 2012
Other non-trade receivables:		
Vendor receivables	**$ 26,728**	$ 22,316
Income tax receivable	**2,217**	4,844
Franchise stores receivable	**1,157**	950
Insurance claims receivable	**474**	201
Coupon receivable	**457**	474
Other	**2,240**	3,305
Total non trade receivable	**$ 33,273**	$ 32,090

Notes to Consolidated Financial Statements

(In thousands)	**February 2, 2013**	January 28, 2012
Prepaid expenses and other current assets:		
Prepaid rent	**$ 4,496**	$ 4,288
Supplies	**4,479**	4,344
Prepaid insurance	**1,546**	1,842
Prepaid advertising	**693**	413
Other	**1,920**	1,434
Total prepaid expenses and other current assets	**$ 13,134**	$ 12,321

(In thousands)	**February 2, 2013**	January 28, 2012
Accrued expenses and other:		
Insurance reserves	**$ 10,094**	$ 10,291
Payroll and benefits	**9,289**	13,561
Sales and use tax	**6,647**	5,287
Deferred / contingent rent	**3,086**	3,599
Real estate tax	**1,777**	1,612
Warehouse freight and fuel	**1,735**	564
Giftcard liability	**1,325**	1,227
Personal property tax	**959**	1,177
Lease liability	**210**	478
Other	**8,878**	7,080
Total accrued expenses and other	**$ 44,000**	$ 44,876

(In thousands)	**February 2, 2013**	January 28, 2012
Other noncurrent liabilities:		
Deferred income (see Note 1 - Vendor Rebates and Allowances)	**$ 11,469**	$ 10,209
Uncertain tax positions	**2,112**	9,590
	$ 13,581	$ 19,799

Notes to Consolidated Financial Statements

NOTE 3 – INDEBTEDNESS

On January 25, 2013, the Company entered into a new Revolving Loan and Credit Agreement (the "Agreement") with Regions and Bank of America to replace the April 3, 2000 Revolving Loan and Credit Agreement, which was last amended September 27, 2010. The Agreement provides for a $50 million revolving line of credit, and the term of the Agreement extends to January 25, 2016. Three borrowing options are available in the Agreement, which bear interest at our option, on a sliding scale from 1.00% - 1.625% plus LIBOR, or an alternative base rate. For borrowings under $20 million, advances occur automatically via a sweep account. If borrowings exceed $20 million, notice of the borrowing must be given on the same day as the requested advance or three days prior to the requested advance, depending on the borrowing option chosen. The Agreement also bears a credit facility fee which will be amortized over the Agreement term. The Agreement contains certain restrictive financial covenants, and at February 2, 2013, the Company was in compliance with all loan covenants.

Borrowings and the unused fees under the Agreement bear interest at a tiered rate based on the Company's previous four quarter average of the Fixed Charge Coverage Ratio. Currently, the Company's rates are 112.5 basis points over LIBOR for borrowings and 22.5 basis points over LIBOR for the unused portion of the credit line. There were $6.9 million of borrowings under the Agreement at February 2, 2013 and no borrowings outstanding at January 28, 2012. The weighted average interest rate on borrowings outstanding at February 2, 2013 was 1.33%.

During the second and third quarter of fiscal 2007, the Company acquired the land and buildings, occupied by 7 Fred's stores which we had previously leased. In consideration for the 7 properties, the Company assumed debt that has fixed interest rates from 6.31% to 7.40%. On March 30, 2011, Fred's purchased ten properties leased from Atlantic Retail Investors, LLC, one of which has an additional parcel that is leased to an unrelated party, for $7.5 million in cash and assumed mortgage debt of $3.5 million on 6 of these locations (see Note 6 – Long-Term Leases) with fixed interest rates from 6.65% to 7.40%. The debt is collateralized by the land and buildings. The table below shows the long term debt related to these properties due for the next five years as of February 2, 2013:

(Dollars in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Mortgage loans on land & buildings	$ 1,263	$ 2,104	$ 998	$ 68	$ 616	$ 1,579	$ 6,628

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens Development Authority. The Company purchased 100% of the issued bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected on the consolidated balance sheet.

Notes to Consolidated Financial Statements

NOTE 4 – FAIR VALUE MEASUREMENTS

Due to their short-term nature, the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, are a reasonable estimate of their fair value as of February 2, 2013 and January 28, 2012. The fair value of the revolving line of credit is consistent with the carrying amount as repayments are short-term in nature. Although not due until fiscal 2016, all borrowings on the revolving line of credit that existed at the balance sheet date have been subsequently repaid prior to the April 18, 2012 filing date. The fair value of the revolving line of credit and our mortgage loans are estimated using Level 2 inputs based on the Company's current incremental borrowing rate for comparable borrowing arrangements.

The table below details the fair value and carrying values for the revolving line of credit and mortgage loans as of the following years:

	February 2, 2013		January 28, 2012	
(Dollars in thousands)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Revolving line of credit	**$ 6,876**	**$ 6,876**	$ –	$ –
Mortgage loans on land & buildings	**6,628**	**6,849**	7,298	7,567

NOTE 5 — INCOME TAXES

The provision for income taxes consists of the following for the years ended:

(Dollars in thousands)	**2012**	2011	2010
Current			
Federal	**$ 15,963**	$ 9,953	$ 13,808
State	**(6,480)**	915	1,235
	9,483	10,868	15,043
Deferred			
Federal	**(1,052)**	6,886	2,070
State	**469**	(424)	(172)
	(583)	6,462	1,898
	$ 8,900	$ 17,330	$ 16,941

Notes to Consolidated Financial Statements

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of year-end are presented below:

(Dollars in thousands)	**2012**	2011
Deferred income tax assets:		
Accrual for incentive compensation	**$ 241**	$ 111
Allowance for doubtful accounts	**752**	794
Insurance accruals	**2,320**	2,802
Other accruals	**40**	186
Net operating loss carryforwards	**4,803**	6,722
Postretirement benefits other than pensions	**–**	374
Deferred revenue	**657**	693
Federal benefit on state reserves	**584**	3,176
Amortization of intangibles	**10,821**	8,489
Total deferred income tax assets	**20,218**	23,347
Less: Valuation allowance	**1,995**	2,849
Deferred income tax assets, net of valuation allowance	**18,223**	20,498
Deferred income tax liabilities:		
Postretirement benefits	**(287)**	–
Property, plant and equipment	**(18,996)**	(21,945
Inventory valuation	**(27,906)**	(26,972)
Prepaid expenses	**–**	(1,091)
Total deferred income tax liabilities	**(47,189)**	(50,008)
Net deferred income tax liabilities	**$ (28,966)**	$ (29,510)

The net operating loss carryforwards are available to reduce state income taxes in future years. These carry-forwards total approximately $112.0 million for state income tax purposes and expire at various times during the fiscal years 2013 through 2032.

We maintain a valuation allowance for state net operating losses that we do not expect to utilize prior to their expiration. During 2012, the valuation allowance decreased $0.9 million, and during 2011, the valuation allowance increased $0.4 million. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred income tax asset after giving consideration to the valuation allowance.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2012	2011	2010
Income tax provision at statutory rate	**35.0%**	35.0%	35.0%
Tax credits, principally jobs	**(1.0)**	(2.3)	(1.0)
State income taxes, net of federal benefit	**4.7**	(0.2)	0.8
Permanent differences	**0.3**	0.5	0.8
Uncertain tax provisions	**(12.7)**	0.3	0.1
Change in state valuation allowance	**(2.2)**	0.8	0.7
Other	**(1.0)**	–	–
Effective income tax rate	**23.1%**	34.1%	36.4 %

Notes to Consolidated Financial Statements

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

(In millions)	**2012**	2011	2010
Beginning balance	**$ 9.6**	$ 9.3	$ 9.2
Additions for tax position during the current year	**0.1**	1.1	0.9
Additions for tax positions of prior years	**0.1**	0.3	0.3
Reductions for tax positions of prior years from lapse of statue	**(0.9)**	(1.1)	(1.1)
Reductions for settlements of prior year tax positions	**(6.8)**	–	–
Ending balance	**$ 2.1**	$ 9.6	$ 9.3

As of January 28, 2012, our liability for unrecognized tax benefits totaled $9.6 million, of which $7.7 million was recognized as income tax benefit during the periods primarily related to a $6.8 million state income tax settlement in the second quarter of 2012. We had additions of $0.2 million during fiscal 2012, $0.1 million of which resulted from state tax positions during the current year. As of February 2, 2013, our liability for unrecognized tax benefits totaled $2.1 million and is recorded in our consolidated balance sheet within "Other noncurrent liabilities," all of which, if recognized, would affect our effective tax rate. Examinations by the state jurisdictions are expected to be completed within the next 12 months which could result in a change to our unrecognized tax benefits.

FASB ASC 740 further requires that interest and penalties required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FASB ASC 740 in the financial statements as a component of income tax expense. As of February 2, 2013, accrued interest and penalties related to our unrecognized tax benefits totaled $0.4 million and $0.1 million, respectively. As of January 28, 2012, accrued interest and penalties related to our unrecognized tax benefits totaled $1.2 million and $0.2 million, respectively. Both accrued interest and penalties are recorded in the consolidated balance sheet within "Other noncurrent liabilities."

The Company files numerous consolidated and separate company income tax returns in the U.S. federal jurisdiction and in many U.S. state jurisdictions. With few exceptions, we are subject to U.S. federal, state, and local income tax examinations by tax authorities for years 2007-2009. However, tax authorities have the ability to review years prior to these to the extent we utilized tax attributes carried forward from those prior years.

NOTE 6 – LONG-TERM LEASES

The Company leases certain of its store locations under noncancelable operating leases that require monthly rental payments primarily at fixed rates (although a number of the leases provide for additional rent based upon sales) expiring at various dates through fiscal 2029. None of our operating leases contain residual value guarantees. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases. Total rent expense under operating leases was $57.2 million, $53.2 million and $53.4 million, for 2012, 2011 and 2010, respectively. Total contingent rentals included in operating leases above was $0.7

million for 2012, $1.0 million for 2011 and $1.0 million for 2010. Future minimum rental payments under all operating leases as of February 2, 2013 are as follows:

(In thousands)	Operating Leases
2013	$ 47,147
2014	37,771
2015	34,366
2016	28,321
2017	18,227
Thereafter	60,157
Total minimum lease payments	$ 225,989

The gross amount of property and equipment under capital leases was $5.1 million at February 2, 2013 and $5.1 million at January 28, 2012. Accumulated amortization on property and equipment under capital leases was $5.1 million at February 2, 2013 and January 28, 2012, respectively. We did not incur any amortization expense on assets under capital lease for 2010 as the assets were fully amortized. Amortization expense on assets under capital lease for 2012 and 2011 was $34 thousand and $76 thousand.

Related Party Transactions

Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, a director of the Company, owned the land and buildings occupied by thirteen Fred's stores, until 2011, when ten of these properties were purchased by the Company. The terms and conditions regarding the leases on these locations were consistent in all material respects with other stores leases of the Company with unrelated landlords.

As of February 2, 2013, Fred's is leasing three properties from Atlantic Retail Investors, LLC as compared to three at January 28, 2012, and thirteen at January 29, 2011. The total rental payments for related party leases were $326.1 thousand for the year ended February 2, 2013 and $451.2 and $1.3 million for the years ended January 28, 2012 and January 29, 2011, respectively.

NOTE 7 – SHAREHOLDERS' EQUITY

In 1998, the Company adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights become dilutive at the time of exercise. At the annual shareholders meeting in 2012, the shareholders voted not to continue the Shareholders Rights Plan. As a result of that vote, the Shareholders Rights Plan will terminate December 31, 2013.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock, of which 90.0 thousand shares remained at January 28, 2012. On February 16, 2012, Fred's Board authorized the expansion of the Company's existing stock re-purchase program by increasing the authorization to repurchase an additional 3.6 million shares. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. The following table sets forth the amounts of our common stock purchased by the Company during the fiscal year ended February 2, 2013 (amounts in thousands, except price data). The repurchased shares have been cancelled and returned to authorized but un-issued shares.

Notes to Consolidated Financial Statements

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	Authorized Share Expansion	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Program
Balance at January 28, 2012	–	$ –	–		90.0
January 29 - February 25, 2012	–	$ –	–	3,600.0	3,690.0
February 26 - March 31, 2012	72.7	$ 13.72	72.7		3,617.3
April 1, - April 28, 2012	425.2	$ 14.23	425.2		3,192.1
April 29, - May 26, 2012	151.3	$ 14.01	151.3		3,040.8
May 27, - June 30, 2012	–	$ –	–		3,040.8
July 1, - July 28, 2012	–	$ –	–		3,040.8
July 29, - August 25, 2012	–	$ –	–		3,040.8
August 26, - September 29, 2012	–	$ –	–		3,040.8
September 30, - October 27, 2012	–	$ –	–		3,040.8
October 28, - November 24, 2012	–	$ –	–		3,040.8
November 25, - December 29, 2012	–	$ –	–		3,040.8
December 30, - February 2, 2013	–	$ –	–		3,040.8

NOTE 8 – EQUITY INCENTIVE PLANS

Incentive stock option plan. The Company has a long-term incentive plan, which was reapproved by Fred's stockholders at the 2012 annual shareholders meeting. The 2012 plan is substantially identical to the prior plan. The 2012 plan increases the number of shares of the Company's common stock authorized for issuance by 600,000 shares, from the 2,400,000 which was available under the prior plan to 3,000,000 shares. The plan expires March 18, 2022, and Section 10 of the 2002 plan, which provides for supplemental cash payments or loans to individuals in connection with all or any part of an award under the plan, has been removed and is not part of the 2012 plan. Shares available to be granted under the long-term incentive plan were 1,343,795 as of February 2, 2013 (1,200,159 shares as of January 28, 2012). These options expire five to eight years from the date of grant. Options outstanding at February 2, 2013 expire in fiscal 2013 through fiscal 2020.

The Company grants stock options to key employees including executive officers, as well as other employees, as prescribed by the Compensation Committee (the "Committee") of the Board of Directors. The number of options granted is directly linked to the employee's job classification. Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of Fred's common stock at a price fixed by the Committee. Stock options granted have an exercise price equal to the market price of Fred's common stock on the date of grant. The exercise price for stock options issued under the plan that qualify as incentive stock options within the meaning of Section 422(b) of the Code shall not be less than 100% of the fair value as of the date of grant. The option exercise price may be satisfied in cash or by exchanging shares of Fred's common stock owned by the optionee for at least six months, or a combination of cash and shares. Options have a maximum term of five to eight years from the date of grant. Options granted under the plan generally become exercisable ratably over five years or ten percent during each of the first four years on the anniversary date and sixty percent on the fifth anniversary date. The rest vest ratably over the requisite service period. Stock option expense is generally recognized using the graded vesting attribution method. The plan contains a non-compete provision and a provision that if the Company meets or exceeds a specified operating income margin during the most recently completed fiscal year that the annual vesting percentage will accelerate from ten to twenty percent during that vesting period. The plan also provides for annual stock grants at the fair value of the stock on the grant date to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels.

Employee Stock Purchase Plan. The 2004 Employee Stock Purchase Plan (the "2004 Plan"), which was approved by Fred's stockholders, permits eligible employees to purchase shares of our common stock through payroll deductions at the lower of 85% of the

Notes to Consolidated Financial Statements

fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. There were 54,830, 52,526 and 63,680 shares issued during fiscal years 2012, 2011 and 2010, respectively. There are 1,410,928 shares approved to be issued under the 2004 Plan and as of February 2, 2013 there were 919,477 shares available.

The following represents total stock based compensation expense (a component of selling, general and administrative expenses) recognized in the consolidated financial statements *(in thousands)*:

(Dollars in thousands)	**2012**	2011	2010
Stock option expense	**$ 600**	$ 455	$ 552
Restricted stock expense	**1,258**	1,446	1,173
ESPP expense	**197**	174	161
Total stock-based compensation	**$ 2,055**	$ 2,075	$ 1,886
Income tax benefit on stock-based compensation	**$ 565**	$ 573	$ 509

The Company uses the Modified Black-Scholes Option Valuation Model ("BSM") to measure the fair value of stock options granted to employees. The BSM option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility and option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of each option granted is estimated on the date of grant using the BSM with the following weighted average assumptions:

Stock Options	**2012**	2011	2010
Expected volatility	**39.7%**	41.2%	42.1%
Risk-free interest rate	**0.5%**	1.8%	2.9%
Expected option life (in years)	**4.16**	5.13	5.84
Expected dividend yield	**1.3%**	0.9%	0.7%
Weighted average fair value at grant date	**$ 3.95**	$ 4.35	$ 5.18
Employee Stock Purchase Plan			
Expected volatility	**33.2%**	27.6%	32.3%
Risk-free interest rate	**0.1%**	0.3%	0.6%
Expected option life (in years)	**0.63**	0.63	0.63
Expected dividend yield	**1.0%**	0.9%	0.6%
Weighted average fair value at grant date	**$ 3.60**	$ 3.32	$ 2.53

The following is a summary of the methodology applied to develop each assumption:

Expected Volatility — This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate expected price volatility because management believes that this is the best indicator of future volatility. The Company calculates weekly market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free Interest Rate — This is the yield of a U.S. Treasury zero-coupon bond issue effective at the grant date with a remaining term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives — This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted have a maximum term of seven and one-half years. An increase in the expected life will increase compensation expense.

Dividend Yield — This is based on the historical yield for a period equivalent to the expected life of the option. An increase in the dividend yield will decrease compensation expense.

Notes to Consolidated Financial Statements

Forfeiture Rate — This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Stock Options. The following table summarizes stock option activity from January 30, 2010 through February 2, 2013:

	Options	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Aggregate Intrinsic Value (Thousands)
Outstanding at January 30, 2010	1,261,330	$ 13.91	3.1	$ 73
Granted	51,352	12.55		
Forfeited / Cancelled	(384,000)	17.98		
Exercised	(10,220)	12.69		
Outstanding at January 29, 2011	918,462	$ 12.15	3.2	$ 1,524
Granted	113,821	11.96		
Forfeited / Cancelled	(218,844)	14.39		
Exercised	(18,063)	12.12		
Outstanding at January 28, 2012	795,376	$ 11.52	3.0	$ 2,831
Granted	441,791	13.65		
Forfeited / Cancelled	(24,600)	14.54		
Exercised	(66,912)	13.14		
Outstanding at February 2, 2013	**1,145,655**	**$ 12.18**	**3.2**	**$ 1,467**
Exercisable at February 2, 2013	**552,024**	**$ 11.26**	**1.8**	**$ 1,135**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the excess of Fred's closing stock price on the last trading day of the fiscal year end and the exercise price of the option multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of Fred's stock. As of February 2, 2013, total unrecognized stock-based compensation expense net of estimated forfeitures related to non-vested stock options was approximately $1.5 million, which is expected to be recognized over a weighted average period of approximately 3.5 years.

Other information relative to option activity during 2012, 2011 and 2010 is as follows:

(Dollars in thousands)	**2012**	2011	2010
Total fair value of stock options vested	**$ 543**	$ 642	$ 792
Total pretax intrinsic value of stock options exercised	**$ 76**	$ 42	$ 11

The following table summarizes information about stock options outstanding at January 28, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 8.66 - $12.84	504,705	2.4	$ 10.39	399,798	$ 10.44
$13.00 - $13.64	580,046	3.7	$ 13.51	130,077	$ 13.25
$13.71 - $15.13	60,904	4.5	$ 14.33	22,149	$ 14.24
	1,145,655			552,024	

Notes to Consolidated Financial Statements

Restricted Stock. The Company's equity incentive plans also allow for granting of restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price if any. Restricted shares granted under the plan have various vesting types, which include cliff vesting and graded vesting with a requisite service period of three to ten years. Restricted stock has a maximum term of five to ten years from grant date. Compensation expense is recorded on a straight-line basis for shares that cliff vest and under the graded vesting attribution method for those that have graded vesting. If certain performance metrics are met, vesting may be accelerated and is recognized once achievement of the performance metric is considered probable.

The following table summarizes restricted stock from January 30, 2010 through February 2, 2013:

	Options	Weighted Average Grant Date Fair Value
Non-vested Restricted Stock at January 30, 2010	346,510	$ 12.01
Granted	168,736	13.44
Forfeited / Cancelled	(22,208)	11.09
Exercised	(20,111)	11.57
Non-vested Restricted Stock at January 29, 2011	472,927	$ 12.55
Granted	396,830	12.59
Forfeited / Cancelled	(91,375)	12.12
Exercised	(66,782)	12.29
Non-vested Restricted Stock at January 28, 2012	711,600	$ 12.56
Granted	**133,979**	**14.45**
Forfeited / Cancelled	**(94,796)**	**12.16**
Exercised	**(129,774)**	**12.26**
Non-vested Restricted Stock at February 2, 2013	**621,009**	**$ 13.09**

The aggregate pre-tax intrinsic value of restricted stock outstanding as of February 2, 2013 is $8.2 million with a weighted average remaining contractual life of 5.3 years. The unrecognized compensation expense net of estimated forfeitures, related to the outstanding restricted stock is approximately $4.6 million, which is expected to be recognized over a weighted average period of approximately 6.8 years. The total fair value of restricted stock awards that vested for the years ended February 2, 2013, January 28, 2012 and January 29, 2011 was $1.5 million, $0.9 million and $0.2 million, respectively.

There were no significant modifications to the Company's share-based compensation plans during fiscal 2012, 2011 or 2010.

NOTE 9 – NET INCOME PER SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock were exercised into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is a participating security and is therefore included in the computation of basic earnings per share.

Notes to Consolidated Financial Statements

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year were not included in the computation of diluted earnings per share when the options' exercise prices were greater than the average market price of the common shares. There were 482,588, 2,500 and 222,552 such options outstanding at February 2, 2013, January 28, 2012 and January 29, 2011.

NOTE 10 – OTHER COMMITMENTS AND CONTINGENCIES

Commitments. The Company had commitments approximating \$7.4 million at February 2, 2013 and \$10.7 million at January 28, 2012 on issued letters of credit and open accounts, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately \$12.2 million at February 2, 2013 and \$11.2 million at January 28, 2012 utilized as collateral for its risk management programs.

Salary reduction profit sharing plan. The Company has defined contribution profit sharing plans for the benefit of qualifying employees who have completed three months of service and attained the age of 21. Participants may elect to make contributions to the plans up to 60% of their compensation or a maximum of \$17,000. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of six years of service. The Company's contributions for 2012, 2011 and 2010, were \$0.2 million, \$0.2 million and \$0.2 million, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 62 and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees.

Effective February 3, 2007, the Company began recognizing the funded status of its postretirement benefits plan in accordance with FASB ASC 715. In accordance with FASB ASC 715 the Company is required to display the net over-or–underfunded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in shareholders' equity. The measurement date for the plan in January 31.

The Company's change in benefit obligation based upon an actuarial valuation is as follows:

(In thousands)	**February 2, 2013**	January 28, 2012	January 29, 2011
Benefit obligation at beginning of year	**\$ 472**	\$ 492	\$ 542
Service cost	**22**	25	18
Interest cost	**15**	20	25
Actuarial loss (gain)	**(35)**	(33)	(54)
Benefits paid	**(33)**	(32)	(39)
Benefit obligation at end of year	**\$ 441**	\$ 472	\$ 492

The Company's components of net accumulated other comprehensive income were as follows:

(In thousands)	**February 2, 2013**	January 28, 2012	January 29, 2011
Accumulated other comprehensive income	**\$ 1,246**	\$ 1,306	\$ 1,372
Deferred tax	**(452)**	(442)	(500)
Accumulated other comprehensive income, net	**\$ 794**	\$ 864	\$ 872

Notes to Consolidated Financial Statements

The medical care cost trend used in determining this obligation is 7.4% at February 2, 2013, decreasing annually throughout the actuarial projection period. The below table illustrates a one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits:

(In thousands)	**February 2, 2013**	January 28, 2012	January 29, 2011
Effect of health care trend rate			
1% increase effect on accumulated benefit obligations	**$ 36**	$ 40	39
1% increase effect on periodic cost	**4**	5	4
1% decrease effect on accumulated benefit obligations	**(33)**	(36)	(35)
1% decrease effect on periodic cost	**(4)**	(5)	(4)

The discount rate used in calculating the obligation was 3.1% in 2012 and 3.9% in 2011.

The annual net postretirement cost is as follows:

	For the Year Ended		
(In thousands)	**February 2, 2013**	January 28, 2012	January 29, 2011
Service cost	**$ 22**	$ 25	$ 18
Interest cost	**15**	20	25
Amortization of prior service cost	**(13)**	(13)	(14)
Amortization of unrecognized prior service costs	**(82)**	(85)	(87)
Net periodic postretirement benefit cost	**$ (58)**	$ (53)	$ (58)

The Company's policy is to fund claims as incurred. Information about the expected cash flows for the postretirement medical plan follows:

(In thousands)	Postretirement Medical Plan
Expected Benefit Payments net of retiree contributions	
2013	$ 35
2014	37
2015	34
2016	34
2017	34
Next 5 years	193

Litigation.

In July 2008, a lawsuit styled Jessica Chapman, on behalf of herself and others similarly situated, v. Fred's Stores of Tennessee, Inc. was filed in the United States District Court for the Northern District of Alabama, Southern Division, in which the plaintiff alleges that she and other female assistant store managers are paid less than comparable males and seeks compensable damages, liquidated damages, attorney fees and court costs. The plaintiff filed a motion seeking collective action. On or about March 15, 2013, the Magistrate Judge issued a Report and Recommendation that the case be conditionally certified as a collective action. The Company has filed objections over the Report and Recommendation with the District Court Judge. The Company believes that all of its assistant managers have been

Notes to Consolidated Financial Statements

properly paid and that the matter is not appropriate for collective action treatment. The Company is and will continue to vigorously defend this matter, however, it is not possible to predict whether Chapman will ultimately be able to proceed collectively and no assurances can be given that the Company will be successful in the defense of the action on the merits or otherwise. In accordance with FASB ASC 450, "Contingencies", the Company does not believe that a loss in this matter is probable at this time. For these reasons, the Company is unable to estimate any potential loss or range of loss in the matter. The Company has tendered the matter to its Employment Practices Liability Insurance ("EPLI") carrier for coverage under its EPLI policy. At this time, the Company expects that the EPLI carrier will participate in the defense or resolution of a part or all of the potential claims.

In addition to the matters disclosed above, the Company is party to several pending legal proceedings and claims arising in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that these proceedings and claims should not have a material adverse effect on the financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims, individually or in aggregate, to have a material adverse effect on the financial statements as a whole.

NOTE 11 – SALES MIX

The Company manages its business on the basis of one reportable segment. See Note 1 – "Description of Business and Summary of Significant Accounting Policies" for a brief description of the Company's business. As of February 2, 2013, all of the Company's operations were located within the United States. The following data is presented in accordance with FASB ASC 280, "Segment Reporting."

The Company's sales mix by major category during the last 3 years was as follows:

	For the Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Pharmaceuticals	**36.3%**	34.9%	34.1%
Household Goods	**22.6%**	23.3%	24.1%
Food and Tobacco Products	**16.7%**	16.8%	16.2%
Paper and Cleaning Supplies	**8.8%**	8.7%	8.6%
Health and Beauty Aids	**7.5%**	7.4%	7.4%
Apparel and Linens	**6.3%**	6.9%	7.6%
Sales to Franchised Fred's Stores	**1.8%**	2.0%	2.0%
Total Sales Mix	**100.0%**	100.0%	100.0%

NOTE 12 – EXIT AND DISPOSAL ACTIVITY

Lease Termination

Lease obligations still exist for some store closures that occurred in 2008. We record the estimated future liability associated with the rental obligation on the cease use date (when the stores were closed). The lease obligations are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by FASB ASC 420, "Exit or Disposal Cost Obligations". Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimates of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

Notes to Consolidated Financial Statements

During fiscal 2012, we reserved an additional $0.1 million in rent expense related to the revision of the estimated amount of the remaining lease liability for the fiscal 2008 store closures. We also utilized $0.2 million, leaving $0.2 million in the reserve at February 2, 2013.

The following table illustrates the exit and disposal activity related to the store closures discussed in the previous paragraphs (in millions):

(In millions)	Beginning Balance January 28, 2012	Additions FY12	Utilized FY12	Ending Balance February 2, 2013
Lease contract termination liability	0.3	0.1	(0.2)	0.2

NOTE 13 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The Company's unaudited quarterly financial information for the fiscal years ended February 2, 2013 and January 28, 2012 is reported below:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended February 2, 2013				
Net sales	**$ 500,505**	**$ 470,816**	**$ 450,574**	**$ 533,380**
Gross profit	**147,842**	**131,758**	**138,133**	**148,599**
Net income	**10,458**	**6,054**	**6,561**	**6,556**
Net income per share				
Basic	**$ 0.28**	**$ 0.17**	**$ 0.18**	**$ 0.18**
Diluted	**$ 0.28**	**$ 0.17**	**$ 0.18**	**$ 0.18**
Cash dividends paid per share[1]	**$ 0.06**	**$ 0.06**	**$ 0.06**	**$ 0.25**
Year ended January 28, 2012				
Net sales	$ 484,399	$ 452,690	$ 444,378	$ 497,592
Gross profit	137,942	126,931	135,966	137,701
Net income	9,514	5,086	9,032	9,796
Net income per share				
Basic	$ 0.24	$ 0.13	$ 0.24	$ 0.27
Diluted	$ 0.24	$ 0.13	$ 0.24	$ 0.26
Cash dividends paid per share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

1 The $0.25 cash dividend per share paid in the fourth quarter of 2012 consists of a one-time special dividend of $0.19 and the $0.06 regular quarterly dividend.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Fred's, Inc.
Memphis, Tennessee

We have audited the accompanying consolidated balance sheets of Fred's, Inc. (the "Company") as of February 2, 2013 and January 28, 2012 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred's, Inc. at February 2, 2013 and January 28, 2012, and the results of its operations and its cash flows for each of the three years in the period ended February 2, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fred's, Inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 18, 2012 expressed an unqualified opinion thereon.

BDO USA, LLP

Memphis, Tennessee
April 18, 2013

Management's Annual Report on Internal Control Over Financial Reporting

The management of Fred's, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Exchange Act. Fred's, Inc. internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the fair and reliable preparation and presentation of the Consolidated Financial Statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Fred's, Inc. assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2013. In making its assessment, the Company used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework*. Based on its assessment, management has concluded that the Company's internal control over financial reporting is effective as of February 2, 2013.

Our independent registered public accounting firm has issued an audit report on our internal controls over financial reporting, which is included in our Annual Report on Form 10-K for 2012.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders
Fred's, Inc.
Memphis, Tennessee

We have audited Fred's, Inc.'s (the "Company's") internal control over financial reporting as of February 2, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report, "Item 9A(b), Management's Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fred's, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of February 2, 2013 and January 28, 2012, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2013 and our report dated April 18, 2013 expressed an unqualified opinion thereon.

BDO USA, LLP

Memphis, Tennessee
April 18, 2013

Directors and Officers

Board of Directors

Michael J. Hayes
Chairman of the Board
Fred's, Inc.

Bruce A. Efird
President and Chief Executive Officer
Fred's, Inc.

John R. Eisenman
Real Estate Investments
REMAX Island Realty, Inc.
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real estate developer

Steven R. Fitzpatrick
Former President
Accredo Health Group, Inc.
(specialty pharmacy services)

Roger T. Knox
President Emeritus
Memphis Zoological Society
Former Chairman of the Board and
Chief Executive Officer
Goldsmith's Department Stores
(retailing)

Michael T. McMillan
Vice President of Franchise Development
Pepsi-Cola North America
(consumer products)

B. Mary McNabb
Former Chief Executive Officer
Kid's Outlet in California
(retailing)

Thomas J. Tashjian
Private Investor

Executive Officers

Michael J. Hayes
Chairman

Bruce A. Efird
President and Chief Executive Officer

Jerry A. Shore
Executive Vice President, Chief Financial Officer and
Chief Administrative Officer

Rick A. Chambers
Executive Vice President – Pharmacy Operations

Alan C. Crockett
Executive Vice President – General Merchandise Manager

Reggie E. Jacobs
Executive Vice President – Corporate Services, Distribution and
Transportation

Ricky W. Pruitt
Executive Vice President – Store Operations

Mark C. Dely
Senior Vice President, Chief Legal Officer, General Counsel and
Assistant Secretary

Charles S. Vail
Corporate Secretary

Corporate Information

Corporate Offices
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address
www.fredsinc.com

SIC 5331

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Registered Public Accounting Firm
BDO USA, LLP
Memphis, Tennessee

Securities Counsel
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Memphis, Tennessee

Annual Report on Form 10 K
Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended February 2, 2013, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer. In addition, we make available free of charge through our website at www.fredsinc.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found using the "SEC Filings" link under the "Investor Relations" section of our website.

Annual Meeting of Shareholders
The 2013 annual meeting of shareholders will be held at 5:00 p.m. Eastern Daylight Time on Wednesday, June 19, 2013, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of April 26, 2013, are invited to attend this meeting.

Market and Dividend Information
The Company's common stock trades on the NASDAQ Global Select Market under the symbol FRED (CUSIP No. 356108-10-0). At April 26, 2013, the Company had an estimated 19,000 shareholders, including beneficial owners holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years.

	High	Low	Dividends Per Share
Fiscal 2012			
Fourth	**$ 14.21**	**$ 12.30**	**$ 0.25**
Third	**$ 15.98**	**$ 13.21**	**$ 0.06**
Second	**$ 15.98**	**$ 13.30**	**$ 0.06**
First	**$ 15.27**	**$ 13.12**	**$ 0.06**
Fiscal 2011			
Fourth	**$ 15.26**	**$ 11.54**	**$ 0.05**
Third	**$ 13.52**	**$ 10.27**	**$ 0.05**
Second	**$ 14.74**	**$ 13.10**	**$ 0.05**
First	**$ 14.30**	**$ 12.02**	**$ 0.05**

The following graph shows a comparison of the cumulative total returns for the past five years. The total cumulative return on investment assumes that $100 was invested in Fred's on February 2, 2008, and $100 was invested in the NASDAQ Retail Trade Stocks Index and the NASDAQ Stock Market (U.S.) Index on January 31, 2008, and that all dividends were reinvested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
Among Fred's, Inc., The NASDAQ Composite Index and The NASDAQ Retail Trade Index



$250
$200
$150
$100
$50
$0
2/2/08
1/31/09
1/30/10
1/29/11
1/28/12
2/2/13
■ FRED'S Inc.
▲ NASDAQ Composite
● NASDAQ Retail Trade


fred's
Super Dollar


fred's
Pharmacy

4300 New Getwell Road
Memphis, TN 38118